Exhibit 99.1

Technical Report

for the

Refugio Gold Mine

(Located in the Maricunga District of Region III, Chile)

Prepared for Compañia Minera Maricunga

and

Kinross Gold Corporation

Prepared by:

M. Bélanger, P. Geo.

Director of Technical Services

Kinross Gold Corporation

Effective Date: December 31, 2006

Kinross Gold Corporation
Refugio Mine Technical Report

ACKNOWLEDGEMENTS

The author would like to thank the following individuals for their contributions to and their assistance in the preparation of this report.

Aldo Kong	Engineering Superintendent, CMM

Juan Carlos Castro	Mine Planning Engineer, CMM

Juan Carlos Buguena	Mine Planning Engineer, CMM

Barry Gillies	Director of Exploration, Kinross Technical Services

Kevin Morris	Director Mine Engineering Services, Kinross

Jeremy Niemi	Senior Geologist, Kinross Technical Services

Rob Henderson	Vice President Technical Services, Kinross

Sergio Neira Martinez	Exploration Geologist, CMM

Ivo Ahumada Cortes	Exploration Geologist, CMM

Kinross Gold Corporation
Refugio Mine Technical Report

Certificate of Author

I, Maryse Belanger, P. Geo., do hereby certify that:

•	I am Director of Technical Services, Kinross Americas for Kinross Gold Corporation, SCS Quadra 1, Bloco H, 13 andar, Brasilia, Distrito Federal, Brazil, CEP - 70399-900.

•
I graduated with a Bachelor of Science degree (BSc) in Earth Sciences from the Université du Québec à Chicoutimi in 1985. I studied Geostatistics at the Centre de Géostatistique in Fontainebleau, France in 1986.

•	I am a member of the Association of Professional Geoscientists of Ontario (Registration Number # 0125).

•
I have worked as a geologist for a total of 22 years since my graduation from University. I have been involved in gold exploration and mining in Canada, United States of America, Russia, Niger, Burkina Faso, Ivory Coast, Ethiopia, Gabon and Chile.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43 -101.

•	I have read NI 43-101 and certify that the Technical Report has been prepared in compliance with NI-43-101 and Form 43-101F1.

•	I am responsible for supervising the writing of the technical report titled “Technical Report on the Refugio Gold Mine” dated 31 March 31, 2006.

•	I visited the property once in 2003, every quarter in 2004 and 2005 and spent more than 75 days at site during the course of active exploration in 2005.

•	I have not had prior involvement with the property that is the subject of the technical report.

•
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

•	I am not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required to write the technical report on the Refugio Mine.

Dated this 30th day of March, 2007 at Brasilia, Brazil.

“Signed and Sealed”

Maryse Bélanger, P. Geo

Kinross Gold Corporation
Refugio Mine Technical Report

TABLE OF CONTENTS

1.0	SUMMARY	1-10
2.0	INTRODUCTION AND TERMS OF REFERENCE	2-15
2.1	INTRODUCTION	2-15
2.2	TERMS OF REFERENCE	2-15
2.3	SCOPE OF WORK	2-15
2.4	SOURCES OF INFORMATION AND REPORT BASIS	2-16
2.5	FIELD INVOLVEMENT OF THE QUALIFIED PERSON	2-16
3.0	RELIANCE ON OTHER EXPERTS	3-17
4.0	PROPERTY DESCRIPTION AND LOCATION	4-18
4.1	CLAIM STATUS	4-19
4.1.1 Surface Rights		4-19
4.1.2 Water Rights		4-19
4.1.3 Royalty Payments		4-19
5.0	ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-22
5.1	ACCESSIBILITY	5-22
5.2	CLIMATE AND PHYSIOGRAPHY	5-22
5.3	LOCAL RESOURCES AND INFRASTRUCTURE	5-22
6.0	HISTORY	6-23
7.0	GEOLOGICAL SETTING	7-26
7.1	ALTERATION	7-26
7.1.1 Verde		7-26
7.1.2 Pancho		7-27
7.2	STRUCTURE	7-27
8.0	DEPOSIT TYPES	8-29
8.1	VERDE	8-29
8.2	PANCHO	8-30

Kinross Gold Corporation
Refugio Mine Technical Report

9.0	MINERALIZATION	9-32
9.1	VERDE	9-32
9.2	PANCHO	9-32
10.0	EXPLORATION	10-33
11.0	DRILLING	11-34
11.1	RIG SETUP AND SURVEY	11-37
11.2	TOPOGRAPHIC BASE AND SURVEY AUDIT	11-37
11.3	CORE HANDLING, STORAGE AND SECURITY	11-37
12.0	SAMPLE METHOD AND APPROACH	12-38
12.1	RC DRILLING	12-38
12.2	CORE DRILLING	12-39
12.3	LOGGING	12-39
12.4	GEOTECHNICAL CORE LOGGING	12-40
13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	13-41
13.1	SAMPLE PREPARATION	13-41
13.2	SAMPLE PREPARATION 2006	13-42
13.3	ANALYSIS	13-42
13.4	QUALITY CONTROL / QUALITY ASSURANCE	13-43
13.4.1 Drilling 2002-2003		13-43
13.4.2 Drilling 2006		13-44
13.4.3 Table of Failures		13-44
13.4.4 Analysis of QA/QC Data		13-44
13.4.5 Referee Laboratory		13-45
13.4.6 Statement of Author’s Opinion		13-45
14.0	DATA VERIFICATION	14-46
14.1	GENERAL 2002-2003	14-46
14.2	PRE-2002 DATA VERIFICATION	14-46
14.2.1 Collar Data		14-46
14.2.2 Survey Data		14-47
14.2.3 Lithology, Alteration, Oxidation, Vein and Mineralization Data:		14-47
14.2.4 Analytical Data		14-47

Kinross Gold Corporation
Refugio Mine Technical Report

14.3	2002-2003 DATA VERIFICATION	14-47
14.3.1 Collar Data		14-47
14.3.2 Survey Data		14-47
14.3.3 Lithology, Alteration, Oxidation, Vein and Mineralization Data		14-48
14.3.4 Analytical Data		14-48
14.3.5 Geotechnical Data		14-48
14.4	DATA ENTRY, STORAGE, MANAGEMENT AND SECURITY	14-48
14.4.1 Data Entry		14-49
14.4.2 Data Storage		14-50
14.4.3 Data Management and Security		14-50
15.0	ADJACENT PROPERTIES	15-51
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	16-52
16.1	METALLURGICAL TEST WORK 2003	16-52
16.1.1 Cyanide Soluble Assays		16-52
16.1.2 Direct Agitated Cyanidation (Bottle Roll) Tests		16-52
16.1.3 Column Leach Tests		16-54
16.1.4 Bond Work Index		16-57
16.1.5 Specific Gravity		16-58
16.1.6 Acid Rock Drainage Study		16-58
16.2	METALLURGICAL TEST WORK 2006	16-59
16.2.1 Introduction		16-59
16.2.2 Comments on Historical Metallurgical Composite Selection Criteria		16-59
16.2.3 Metallurgical Composite Selection Criteria (2006)		16-61
16.2.4 Pancho Column Testwork Results (McClelland 2006)		16-62
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION	17-65
17.1	INTRODUCTION	17-65
17.2	LITHOLOGICAL MODEL	17-65
17.3	RECOVERY MODEL	17-65
17.4	GRADE MODEL	17-66
17.4.1 Sample Compositing		17-66
17.4.2 Statistical and Geostatistical Analyses		17-66
17.4.3 Model Framework		17-69
17.4.4 Gold Grade Interpolation		17-69

Kinross Gold Corporation
Refugio Mine Technical Report

17.4.5 Gold Grade Interpolation 2006		17-70
17.4.6 Copper Interpolation		17-70
17.4.7 Cyanide Soluble Copper Interpolation		17-70
17.4.8 Model Checking and Verification		17-70
17.5	RESOURCE CLASSIFICATION	17-71
17.5.1 Measured Resource Verde		17-71
17.5.2 Indicated Resource Verde		17-71
17.5.3 Inferred Resource Verde		17-71
17.5.4 Resource Classification Pancho 2006		17-72
17.6	MINERAL RESOURCE ESTIMATE	17-72
17.7	CONSIDERATIONS FOR RESERVES	17-73
17.8	MINERAL RESERVE ESTIMATE	17-73
17.9	PIT OPTIMIZATIONS	17-74
17.9.1 Verde		17-74
17.9.2 Pancho		17-75
17.10	PIT DESIGNS	17-77
17.10.1 Verde		17-77
17.10.2 Pancho		17-78
18.0	OTHER RELEVANT DATA AND INFORMATION	18-79
19.0	INTERPRETATION AND CONCLUSIONS	19-80
20.0	RECOMMENDATIONS	20-81
21.0	REFERENCES	21-82
22.0	DATE AND SIGNATURE PAGE	22-87
23.0	ADDITIONAL REQUIREMENTS FOR OPERATING PROPERTIES	23-88
23.1	MINING OPERATIONS	23-88
23.1.1 Mobile Equipment		23-89
23.1.2 Leach Pad and Plant Infrastructure		23-89
23.2	RECOVERABILITY	23-89
23.3	MARKETS	23-90
23.4	CONTRACTS	23-90
23.5	ENVIRONMENTAL CONSIDERATIONS	23-90

Kinross Gold Corporation
Refugio Mine Technical Report

23.6	OPERATING COSTS	23-90
23.7	ECONOMIC ANALYSES	23-91
23.8	PAYBACK	23-91
23.9	MINE LIFE	23-91

LIST OF TABLES

Table 1-1: Refugio Proven and Probable Reserves	1-13
Table 1-2: Refugio Measured and Indicated Resources	1-13
Table 4-1: Refugio Project Properties	4-21
Table 6-1: Annual Gold Production of the Refugio Mine	6-24
Table 11-1: Exploration Drill Summary	11-34
Table 16-1: Summary of Bottle Roll Sample Selection	16-54
Table 16-2: Summary of Bottle Roll Results	16-54
Table 16-3: Summary of Column Leach Sample Selection	16-55
Table 16-4: Summary of Column Leach Test Results	16-56
Table 16-5: Specific Gravity Results	16-58
Table 16-6: Pancho and Verde Gold Recovery Estimates	16-59
Table 16-7: Pancho Metallurgical Composites 2006	16-62
Table 16-8: Pancho Bottle Roll Summary 2006	16-63
Table 16-9: Pancho Column Test Summary 2006	16-64
Table 17-1: Basic Statistics for Uncapped 2 m Assays	17-67
Table 17-2: Basic Statistics for Uncapped 5 m Composites	17-68
Table 17-3: Comparison of Verde Interpolation Methods	17-71
Table 17-4: Resource Classification Matrix for Verde	17-72
Table 17-5: Measured and Indicated Mineral Resources (December 2006)	17-73
Table 17-6: Proven and Probable Mineral Reserves (December 2006)	17-73

Kinross Gold Corporation
Refugio Mine Technical Report

Table 17-7: Optimization Parameters for Verde	17-74
Table 17-8: Optimization Parameters for Pancho	17-76
Table 23-1: 2006 Actual Operating Costs - Refugio	23-91

LIST OF FIGURES

Figure 4-1: Refugio Location Map	4-18
Figure 4-2: Land Claims and Infrastructure Location	4-20
Figure 7-1: Geology of the Refugio Mine Area	7-28
Figure 8-1: Simplified Geology for Pancho	8-31
Figure 11-1: Verde Drilling Coverage as December 31, 2006	11-35
Figure 11-2: Pancho Drill Coverage as at December 31, 2006	11-36
Figure 16-1: Metallurgical Sample Locations - Verde Pit - 4300 Level	16-56
Figure 16-2: Metallurgical Sample Locations - Pancho Pit - 4300 Level	16-57
Figure 16-3: Pancho Metallurgical Samples within a $450 Gold Conceptual Pit	16-62

Kinross Gold Corporation
Refugio Mine Technical Report

1.0	SUMMARY

The Refugio Gold Mine is located in the Maricunga Gold Belt in Region III of northern Chile. The property is located 120 km due east of the city of Copiapó at elevations between 4,200 and 4,500 meters above mean sea level. The mine operated from 1996 to 2001, producing more than 920,000 ounces of gold from 46.0 million tonnes of ore. The mine was placed on care and maintenance in 2001, a result of a downturn in gold prices. The Refugio Mine complex comprises two open-pits, Verde East and Verde West and a near-development project called Pancho.

The Refugio heap leach mine is owned and operated by Compañía Minera Maricunga (CMM), a Chilean company that is equally owned by Kinross, as the operator, and Bema Gold Corporation (“Bema”). Kinross acquired its 50% interest through a merger agreement with Amax Gold Inc. (Amax) in 1998.

The Verde and Pancho gold deposits at Refugio occur in the Maricunga Gold Belt of the high Andes in northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the belt, (Muntean and Einaudi, 2000). Gold mineralization at Refugio has been interpreted as porphyry style gold systems and is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. The porphyries occur within a sequence of intermediate tuffs, porphyries and breccias that are the host rocks to the gold mineralization.

Gold mineralization at Verde is interpreted to be the result of the fracturing and concentration of fluids in the carapace of an intrusive plug or stock. Gold is closely associated with quartz, magnetite, calcite, and garnet stockworks. Gold mineralization at Pancho is characterized as porphyry hosted stockwork and sheeted veins. The veins are subvertical and have a strong, preferred north-westerly strike. The northwest structural control is evident not only at outcrop scale but is also reflected in the northwest alignment of intrusives and the three centers of mineralization in the district, Verde, Pancho and Guanaco.

In September 2002, in response to rising gold prices, Compañia Minera Maricunga (CMM) approved an Exploration Program designed to increase the reserve base of the Refugio Project to a level sufficient to support resumption of active mining.

The exploration program ran from September 2002 to June 2003. During this period, a total of 262 drill holes (51,478 meters) of drilling were completed. The drilling focused on increasing the confidence level of the known mineralization below the current Verde pits as well as increasing the confidence level in the mineralization at the nearby Pancho deposit, located approximately 2.0 km to the northeast. Much of the 2002 - 2003 drilling was diamond drill core, allowing geologists an opportunity to clearly delineate geological and alteration features affecting gold mineralization and recovery.

Kinross Gold Corporation
Refugio Mine Technical Report

The information was compiled and incorporated in new mineral resource and mineral reserve estimates for Verde and Pancho. The reserves formed the basis of a detailed engineering study examining the economics of the project assuming a capital investment of $101.1 million to upgrade the existing infrastructure, allowing the plant to process 40,000 tonnes per day of Verde ore and 35,000 tonnes per day of Pancho ore. The capital investment was based on preliminary design and first-principle engineering.

The Refugio Mine resumed full production in October 2005 at a mining rate of 40,000 tpd. Total production of 233,736 ounces from 14,721,000 tonnes at 0.70 g/t Au is reported for 2006. Only data below the year-end 2006 topographic surface was used to complete the new resource model and reserve estimate.

In early 2006, CMM made the decision to drill at Pancho to better define the mineral resource both laterally and at depth. The drilling completed in 2002-2003 focused largely on definition drilling for a $350 gold pit design. This report provides the updated information in support of new Mineral Resource and Mineral Reserve estimates for Verde and Pancho.

Both the 2002-2003 and 2006 drill programs were carefully supervised, employing industry best practices and rigid quality management procedures in the collection and management of the field data. In addition, all historic data for the project was subjected to detailed verification programs where the data in the relational database was verified against original logs, survey calculation sheets and original assay certificates. The result is a duly verified database containing data of high quality and free of gross errors and omissions. This database was then used to estimate mineral resource and reserves for the project.

In addition to the analytical data, the 2002-2003 drill program was also used to collect carefully controlled metallurgical samples from Verde and Pancho. A total of 58 direct agitation (bottle roll) and 18 column leach test samples were collected and analyzed.

Kinross Gold Corporation
Refugio Mine Technical Report

The metallurgical samples were carefully selected to ensure adequate sample coverage of various grade bins, recovery classes and lithologies. More metallurgical test work was completed in 2006 with the addition of 19 column tests for Pancho. The data compiled to date indicates that gold recovery from the Pancho samples tested in 2006 is in approximately 69% for the sulphide ore and 91% for the oxide ore. This test work plus the work completed in 2003 confirms that the gold recovery values used in the 2006 reserve estimate are reasonable.

Ore and waste hardness was also tested in 2002-2003. Specific gravity of the various rock types was confirmed through extensive field sampling. In 2006, specific gravity measurements were also performed on more than 1,500 core samples from Pancho.

The resource block models were first updated in 2003 to reflect the lithological models developed from observations taken from drill core. At the same time, a new recovery model was developed based on the visual logging of oxidation. The visual estimates were completed using a well-established scale previously used on the project. In 2006, with the additional core samples, the surfaces defining oxidation levels were updated (oxide, mixed and sulphide).

Statistical and geostatistical analysis of the drill results was performed on the raw, 2.0 meter sample intervals to identify appropriate grade capping factors. Grade capping does not have a significant effect on the resource estimates, resulting in a less than 1% decrease in contained gold. The 2006 work also included compositing of the data using 5 m length. Contact profiles prepared to determine the search strategies for copper and gold grade interpolation.

Directional variograms were modeled to identify anisotropy and search ranges that would guide grade interpolation. The variograms demonstrated excellent continuity, generally exceeding 100 meters in all directions.

Grade interpolation was limited to gold for the Verde deposit while gold; copper and cyanide soluble copper were modeled for Pancho. Ordinary kriging was selected as the primary interpolation method for gold. Both inverse distance and nearest neighbour grade interpolations were also performed to verify the model gold grades.

The resultant resource block models were manually verified to ensure that grade interpolation was reasonable. The model was classified as per CIM Guidelines as Measured, Indicated and Inferred based primarily on the search ranges indicated by the variograms and experience gained at Verde.

Kinross Gold Corporation
Refugio Mine Technical Report

The block models were used as the basis for pit optimization performed with the Whittle algorithm. Optimization work was based on operating costs, adjustment factors and parameters updated in September 2006. The optimum pit shells were imported into Vulcan for final pit design using design parameters approved by a third party geotechnical engineering company.

The final mine designs were used to estimate the Mineral Resources and Reserves was and were prepared by a Qualified Person as required by National Instrument 43-101.

It is Kinross Policy that for all open pit mine projects, mineral resource must fall within optimized or final design pits that are based on reasonable, long-term, gold price assumptions. Mineral Reserves listed below in Table 1-1 are reported on a 100% basis. They are based on a $475 gold price and constitute the official reserves as of 31 December 2006.

Table 1-1: Refugio Proven and Probable Reserves

Deposit	Class	Ore Tonnes (x 1,000)	Grade (Au g/t)	Gold Ounces (x 1,000)
Verde	Proven	72,587	0.86	2,012
	Probable	36,326	0.74	870
	2P	108,913	0.82	2,882

Pancho	Proven	66,954	0.73	1,566
	Probable	46,781	0.66	991
	2P	113,735	0.70	2,557
Total		222,648	0.76	5,439

In Table 1-2 Mineral Resources are based on a $525 gold price and reported exclusive of Mineral Reserves as of 31 December 2006.

Table 1-2: Refugio Measured and Indicated Resources

Deposit	Class	Ore Tonnes (x 1,000)	Grade (Au g/t)	Gold Ounces (x 1,000)
Verde	Measured	19,668	0.77	485
	Indicated	19,474	0.72	448
	M&I	39,142	0.74	933

Pancho	Measured	11,911	0.65	249
	Indicated	33,896	0.65	707
	M&I	45,807	0.65	956
Total		84,949	0.69	1,889

Kinross Gold Corporation
Refugio Mine Technical Report

The Refugio Mine is an operating mine with significant infrastructure in place. The author is of the opinion that the reserve estimates presented in this document are sufficient to support the operation for 14 years based on daily production of 45,000 tpd as per the Life-of-Mine Plan approved for 2007. The larger reserve base defined in 2006 at Refugio will require an increase in leach pad facilities. A study for establishing an additional permanent leach pad was completed in 2006 and the studies conclusions and the forecasted additional costs have been taken into account for this Mineral Resource and Mineral Reserve update.

Kinross Gold Corporation
Refugio Mine Technical Report

2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	Introduction

This Technical Report for the Refugio Mine has been prepared to support the Kinross Gold Corporation (Kinross) Annual Mineral Resources and Reserves Statement and has been prepared under the direct supervision of Maryse Belanger, Director Technical Services, Kinross Americas with direct contributions from CMM technical staff.

2.2	Terms of Reference

Unless otherwise noted:

•	all units of measurement in the following report are in metric measure;

•	all costs are expressed in terms of United States dollars;

•	all metal prices are expressed in terms of United States dollars;

•	a foreign exchange rate of $1.0 US = 580 Chilean pesos was used.

2.3	Scope of Work

The following Technical Report considered the following:

•	regional and local geology, structure, alteration and mineralization;

•	sample collection, preparation, security and analysis;

•	quality assurance and quality control procedures;

•	data entry, verification, management, security and storage;

•	block modelling, grade interpolation and resource estimation;

•	metallurgical recovery, plant design and performance;

•	mine planning, scheduling and reserve estimation;

•	leach pad expansion;

•	environmental and operational permitting;

•	operating and capital cost estimates and

•	financial models.

Kinross Gold Corporation
Refugio Mine Technical Report

2.4	Sources of Information and Report Basis

This Technical Report is based on verified historical data as well as data collected during a recent field program at Pancho in 2006. All data was collected under the direct supervision of experienced field geologists. Operational data since production resumed in 2005 was also considered in the Mineral Reserves estimates presented herewith. The 2003 Feasibility Study Verde block model combined with updated costs form the basis of the Mineral Reserve and Mineral Resource estimate for Verde. A new resource model was prepared for Pancho for yearend 2006.

This report has been prepared under the direct supervision of the qualified person with direct contributions from CMM technical staff. A number of other sources of information have be used in the compilation of this report and a complete list of references is provided in Section 21 of this report.

2.5	Field Involvement of the Qualified Person

M. Belanger, Director Technical Services, Kinross Americas has been associated with the Refugio Mine since November 2003 and has visited the site on numerous occasions during that time frame.

Kinross Gold Corporation
Refugio Mine Technical Report

3.0	RELIANCE ON OTHER EXPERTS

This document has been prepared by Kinross Technical Services with input from Compañia Minera Maricunga. The document summarizes the professional opinion of the author and it includes conclusions and estimates that have been based on professional judgement and reasonable care and are based on the information available at the time this report was completed. All conclusions and estimates presented are based on the assumptions and conditions outlined in this report. This report is to be issued and read in its entirety.

The author has relied upon, and believes there is a reasonable basis to rely upon the contribution of other parties as defined below.

Services Provided by Other Parties

During the course of the fieldwork it was necessary to rely on expertise supplied by third party professionals with technical expertise beyond the experience of the field personnel managing the work. Areas impacted by the work of third party consultants are clearly noted. Kinross relied inherently on the conclusions and recommendations of the following third party consultants:

Golder Associates	Geotechnical Design Parameters
McClelland LaboratoriesMcClelland Laboratories	Metallurgical Testing Program
Guillermo Contreras and Sons Limitada	Land Survey

Kinross Gold Corporation
Refugio Mine Technical Report

4.0	PROPERTY DESCRIPTION AND LOCATION

The Refugio Property is located in the Maricunga District of Region III in Chile. The property is located 120 km due east of the city of Copiapó at elevations between 4,200m and 4,500m above mean sea level. The Refugio mine is located at coordinates are 27 degrees 33 minutes south latitude and 69 degrees 18 minutes west longitude.

Figure 4-1 is a generalized location map of the project.

Figure 4-1: Refugio Location Map

Kinross Gold Corporation
Refugio Mine Technical Report

4.1	Claim Status

All surface and mineral claims, surface rights and water rights are maintained in good standing. Mining claims total 8,380 hectares while the exploration properties held by CMM include 5,900 hectares. Chilean attorneys monitor claim status on behalf of CMM annually. No ownership issues with respect to the mineral claims hosting the project’s mineral resource and reserve estimates have been identified. The project mineral rights and claims are listed in Table 4-1 below. The position of the CMM claims relative to the main infrastructure and open pit location is shown in Figure 4-2.

4.1.1	Surface Rights

In addition to the mineral claim rights, CMM also holds title to surface rights at Refugio, providing the land required for the leach pads, waste dumps, Verde Pit, Pancho and Guanaco Targets. All surface rights affecting the ongoing mining activity have been reviewed. No fatal flaws have been identified that would negatively affect the development of new areas for mining activities.

4.1.2	Water Rights

Water extraction rights, totalling 258 litres per second have been secured by CMM. Permits are in place and maintained. No issues regarding water rights have been identified that would adversely affect the project.

4.1.3	Royalty Payments

The mine production at Refugio is subject to royalty payments in US dollars based on the realized gold price per ounce. The underlying royalty payments for Refugio consist of an NSR combined with payment based on Net Operating Margin (NOM). It is effectively a sliding scale. At a gold price of $400 the payments are equivalent to $9.471 per ounce.

Kinross Gold Corporation
Refugio Mine Technical Report

Figure 4-2: Land Claims and Infrastructure Location

Kinross Gold Corporation
Refugio Mine Technical Report

Table 4-1: Refugio Project Properties

Claim Name	Assigned Blocks
Refugio 1-112	1 through 112
Maricunga 1-40	17 through 20
Maricunga 1-40	27 through 30
Maricunga 81-120	97 through 100
Maricunga 121-160	121 through 124
Maricunga 241-280	261 through 262
Demasias on Refugio	1 through 112 Western Boundary

Buffer Zone Properties

Claim Name	Assigned Blocks
Maricunga 1-40	1 through 16
Maricunga 1-40	21 through 26
Maricunga 1-40	31 through 40
Maricunga 81-120	93 through 96
Maricunga 81-120	113 through 120
Maricunga 121-160	125 through 160
Maricunga 161-200	161 through 167
Maricunga 161-200	171 through 177
Maricunga 161-200	181 through 187
Maricunga 161-200	191 through 197
Maricunga 201-240	201
Maricunga 201-240	221 through 223
Maricunga 241-280	241 through 260
Maricunga 241-280	263 through 280
Anillo Seis 1-30	3 through 15
Anillo Seis 1-30	18 through 30
Anillo Siete 1-20	1 through 5
Anillo Siete 1-20	11 through 14
Anillo Ocho 1-20	1 through 2
Anillo Ocho 1-20	6 through 7
Anillo Ocho 1-20	11 through 12
Anillo Ocho 1-20	16
Anillo Trece 1-20	8 through 10
Anillo Trece 1-20	20
Anillo Catorce 1-20	1 through 17
Anillo Quince 1-20	1 through 2
Anillo Dieciseis 1-30	10 through 11
Amparo Unio 1-60	45 through 60
Amparo Dos 1-26	25 through 26
Amparo Seis 1-60	31 through 32
Amparo Once 1-60	5 through 30
Amparo Once 1-60	35 through 60
Amparo Doce 1-36	1 through 36
Laguna 1-11	1 through 11
Hielo 1-9	1 through 9

Kinross Gold Corporation
Refugio Mine Technical Report

5.0	ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

Access to the property is via 156 km of a two-lane dirt road connecting with the paved highway C-35 approximately 10 km south of Copiapó. The first 96 km of the dirt road constitute a section of a national highway crossing into Argentina. The road then branches out to the northeast to the mine site. The final 60 km is a private CMM road and it is generally in good to very good condition.

5.2	Climate and Physiography

The property is located 120 km due east of the city of Copiapó at elevations between 4,200m and 4,500m above mean sea level. The Refugio Mine is located in steep, mountainous terrain with slopes up to 35%. The site is largely devoid of vegetation with the exception of the spring-fed marshes found along the valley floors. The climate is arid with an average annual precipitation of 87mm, most of which is realized as snowfall during the winter months (March through August). Generally, very little precipitation occurs during the summer months (September through February). Local wildlife is sparse.

5.3	Local Resources and Infrastructure

The Refugio mine site includes leaching and ADR facilities, power generation, maintenance shops, office facilities and camp. The existing infrastructure also includes an established fresh water supply system, process water supply system, truck shop, warehousing and lay down areas, an in pit crushing and conveying system and a secondary/ tertiary crushing and screening plant. Significant upgrades designed to increase production throughput were completed in 2005. They included the in-pit crushing and conveying system as well as the secondary/tertiary crushing and screening infrastructure. All facilities are in good operating conditions.

Chile features a strong mining culture with well-established support centers in Santiago, Antofagasta and Copiapó, The town of Copiapó is the primary staging and support area for the mine with various well-established contractors.

Kinross Gold Corporation
Refugio Mine Technical Report

6.0	HISTORY

David Thomson and Mario Hernandez discovered gold mineralization at Refugio in 1984. Shortly after their discovery, Hernandez, Thomson, and three other partners acquired the existing claims at Refugio for Compañia Minera Refugio (CMR). CMR completed geologic mapping and geochemical sampling, identifying anomalous gold values in three areas: 1) Cerro Verde, 2) Cerro Pancho, and 3) Guanaco.

In 1985, Anglo American Chile Limitada (Anglo) optioned the property from CMR. Anglo explored the property for three years, returning the claims to CMR in 1988.

In 1989, CMR signed a letter of intent to explore the Refugio property with Bema Gold Corporation (Bema). Bema commenced exploration fieldwork in October 1989 and from 1989 to 1991, completed 51,765 meters of drilling at Verde with an additional 5,088 meters at Pancho. Bema also commissioned Mineral Resources Development Inc (MRDI) to complete a feasibility study on the project, which indicated positive project economics. In January 1993, Bema exercised its option rights, obtaining a 50% interest in the Refugio properties. At the same time, CMR sold its remaining 50% interest to Amax Gold Inc. (Amax). Amax (operator) and Bema formed Compañia Minera Maricunga (CMM), a 50/50 joint venture to develop and operate the Refugio project. From 1993 through 1997, CMM continued developing the project, beginning commercial production in 1996.

The mine first operated from 1996 to 2001, producing more than 920,000 ounces of gold from 46.0 million tonnes of ore. In 1998, Kinross Gold Corporation (Kinross) acquired Amax’s 50% interest through a merger agreement.

Mining operations at Refugio were suspended during the second quarter of 2001, a result of depressed gold prices. Improving gold prices during 2002 prompted CMM to evaluate options for re-opening the mine. Scoping studies quantifying the conditions necessary to re-open the mine were completed. The studies indicated that the project economics required an increase in the existing reserve base. As a result, an exploration program was developed to evaluate the reserve potential at depth at the Verde deposits and the inferred resource at the nearby Pancho deposit, located approximately 2.0 km northwest of the Verde pit.

Kinross Gold Corporation
Refugio Mine Technical Report

A 35,000 meter drill program was approved in September 2002 with the objective of adding 20 million tonnes of Measured and Indicated resource at both Pancho and Verde. This mineralization had to be recoverable through open pit mining methods. Follow-up work to further delineate the mineralization, provide representative metallurgical samples and detailed geotechnical information would be contingent on the initial results of the drilling.

The information was collated and incorporated in new mineral resource and mineral reserve estimates for Verde and Pancho. The reserves were based on a detailed engineering study examining the economics of the project assuming a capital investment of $101.1 million to upgrade the existing infrastructure, allowing the plant to process 40,000 tonnes per day of Verde ore and 35,000 tonnes per day of Pancho ore. The capital investment was based on preliminary design and first-principle engineering. Capital cost estimates were prepared and verified by two, independent, North American engineering consultants with significant experience in Latin America.

The Refugio Mine resumed full production in October 2005 at a rate of 40,000 tpd. Total production of 233,736 ounces from 14,721,000 tonnes at 0.70 g/t Au is reported for 2006. Table 6-1 summarizes the production history of Refugio.

Table 6-1: Annual Gold Production of the Refugio Mine

Year	Mined Tonnes (x 1,000)	Grade Mined (Au g/t)	Gold Production (ounces)
1996	7,617	1.028	101,276
1997	7,789	1.021	147,085
1998	8,207	0.928	161,046
1999	8,936	0.940	179,465
2000	8,801	0.938	169,832
2001	4,643	0.946	133,947
2002	0	—	26,094
2003	0	—	5,000
2005	5,800	0.830	61,160
2006	14,721	0.700	233,736

Kinross Gold Corporation
Refugio Mine Technical Report

In early 2006, CMM made the decision to drill at Pancho to better define the mineral resource both laterally and at depth since the drilling completed in 2003 focused largely on definition drilling for a $350 gold pit design. This report provides the updated information in support of a new Mineral Resource and Mineral Reserve estimates.

Kinross Gold Corporation
Refugio Mine Technical Report

7.0	GEOLOGICAL SETTING

The Verde and Pancho gold deposits at Refugio occur in the Maricunga Gold Belt of the high Andes in northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the belt, (Muntean and Einaudi, 2000).

Basement rocks in the Refugio area are Palaeozoic to early Tertiary age. The oldest rocks are the Late Pennsylvanian to Triassic aged rhyolite ignimbrites and breccias of the Pantanosa Formation. This unit has been uplifted along a northerly trending, westerly dipping reverse fault. The Pantanosa Formation is faulted over a package of interlayered redbeds and greenstones of the Monardes and Agua Helada Formations. These formations are Late Jurassic to Early Cretaceous in age. They comprise an east dipping (55°) sequence of strata with a thickness of 900 m. A 200 meter thick sequence of andesitic volcaniclastic sedimentary rocks overlie the redbeds and greenstones. These strata are correlated with Late Cretaceous to Early Tertiary rocks of the Quebrada Seca, Quebrada Paipote, and Las Pircas Formations.

Gold mineralization at Refugio is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. These rocks are largely of intermediate composition. Radiometric age dating indicates these rocks are between 22 to 24 Ma in age. (Muntean 1998).

The Refugio volcanic-intrusive complex is exposed over an area of 12 km2 and consists of andesitic to dacitic domes, flows, and breccias that are intruded by subvolcanic porphyries and breccias (Muntean 1998). Distinguishing between volcanic and intrusive rocks in the complex is difficult as there are only minor differences between the various units.

7.1	Alteration

7.1.1	Verde

Alteration assemblages observed at Verde and Pancho are generally supportive of porphyry style mineralization but the intensity of the alteration fabric tends to be weak. Potassic alteration has been observed at Verde but generally tends to be rare. Silicification is local and patchy. Propylitic alteration, although variable on small scale, appears ubiquitous on a mine scale and in global terms does not change laterally or vertically. For that reason, primary alteration (including silicification) zonation has not been mapped.

Kinross Gold Corporation
Refugio Mine Technical Report

Supergene alteration, which directly affects gold recovery, occurs deeper within fracture and fault zones. Sericite and chlorite are replaced by clay minerals, magnetite by hematite and pyrite by jarosite. The oxidation and the leaching by meteoric waters has penetrated to variable depths within the deposits depending on the fracture intensity and faulting. The supergene alteration is accompanied by the deposition of limonite, manganese oxides, clay, sericite, jarosite along with gypsum in the argillic altered zones.

7.1.2	Pancho

Gold mineralization at Pancho is associated with a central zone of potassic alteration, which is manifested by replacement of mafic minerals, by fine grained, secondary biotite and magnetite. Partial replacement of plagioclase by k-feldspar can also be observed. Muntean (1998) has documented a more restricted core to this potassic zone consisting of magnetite-k feldspar-plagioclase replacement which grades outward into the more widespread secondary biotite zone. Similar to Verde, much of the potassic alteration is obliterated or obscured by a later chlorite overprint.

The intermediate to upper parts of the system are dominated by pyrite-albite-clay-sericite alteration, primarily in the volcanics but also overprinting the upper parts of the potassic zone. This alteration is late and probably has a large supergene component.

In the uppermost parts of the system analysis indicates the presence of hypogene alunite, dickite and pyrophyllite, characteristic of epithermal, high sulfidation alteration. This hypogene assemblage occurs together with strong supergene alunite, kaolinite and other clays.

The presence of this high level alteration within 100-200 m of the potassic zone suggests strong telescoping of the system.

7.2	Structure

Most of the structural trends affecting the Verde and Pancho deposits are related to fracture systems rather than fault zones. The dominant trends are north-northeast and north-northwest fracture systems that can be readily identified at Verde. At Pancho, the dominant structural trend is northwesterly, reflected not only in mineralized structures but also in late, post mineral structures.

Kinross Gold Corporation
Refugio Mine Technical Report

One of the main structural features influencing the Pancho deposit is Falla Guatita fault zone. Field mapping suggests that there may be significant vertical displacement on this structure. The distinctly higher copper grades and presence of potassic alteration in the main zone suggests that the central portion of the Pancho deposit may have been down dropped. Figure 7-1 is a geological map of the Refugio Area (after Muntean, 2000).

Figure 7-1: Geology of the Refugio Mine Area

Kinross Gold Corporation
Refugio Mine Technical Report

8.0	DEPOSIT TYPES

8.1	Verde

Gold mineralization at Refugio has been interpreted to be porphyry style gold systems. At Verde West, gold mineralization is centered about an elliptical porphyry plug measuring 175 by 100 m and oriented at N30°W. At Verde East, the porphyry plug measures 130 by 80 m and is oriented at N35°E. The porphyries occur within a sequence of intermediate tuffs, porphyries and breccias that are the host rocks to the gold mineralization. Lithological interpretation at Verde has identified six major lithologic units. These are:

•	Post mineral intrusives (barren)

•	Mineralized post mineral intrusives

•	Verde breccia

•	Dacite porphyry

•	Dacite tuffs

•	Laguna tuff (barren)

The most favourable ore hosts are the Verde breccia and dacite porphyry units. The dacite porphyry is a volcanic to hypabyssal intrusive rock with 20% to 40% plagioclase phenocrysts in a fine-grained matrix. It contains phenocrysts of biotite, hornblende, and sparse quartz. The unit is the best host for stockwork veining, with some portions containing up to 20% quartz-magnetite ± pyrite veinlets.

The Verde Breccia consists of intrusive breccia and/or volcanic tuff breccia. Its geometry suggests an intrusive origin. The unit consists of breccia with angular to rounded clasts, generally matrix supported. The breccia is generally green to greenish gray, which is one of the diagnostic features of the unit. The color of the rock is largely due to chlorite and occasionally epidote. The fragments range from 2 mm to greater than 2 meters in size. Locally the unit is mostly matrix-sized material with only sparse clasts. Clasts in the unit are generally monolithic volcanic fragments, which are often porphyritic with white plagioclase laths up to 5 mm in length. The unoxidized rock typically contains 0.5 to 1% pyrite. Quartz-magnetite veinlets are common in the mineralized portions of the unit. In places, the breccia is cut by fine-grained matrix material that forms clastic-like dikes. These are generally > 2 cm in width. They may have been formed as “fluidized” material injected into fractures at the time of the formation of the unit.

Kinross Gold Corporation
Refugio Mine Technical Report

8.2	Pancho

The gold mineralization at Pancho is also described as porphyry style mineralization. It occurs within a sequence of intermediate tuffs, porphyries and breccias that are the host rocks to the gold mineralization. Lithological interpretation based on the recent 2006 drill program has identified six major lithologic units. These are from older to younger rocks:

•
Hornfels - They represent less than 5% of the total volume. They were identified at depth in the Pancho porphyry system. They are present in a series of elongated bodies, sub-horizontal and intercalated with intrusive breccias and dioritic porphyry. The hornfels are also characterized by widespread intense silicification.

•
Diorite Porphyry - Rocks hypabyssal that represent 60% of the volume of the Pancho intrusive complex. It is the most frequent host of mineralized A, B and T veinlets. The diorite porphyry also shows signs of being intruded by a smaller intrusive phase. The porphyry displays obvious porphyry texture with 20 to 40 % phenocrysts. Phenocrysts alteration pattern include biotite or hornblende being completed altered and replaced by assemblages of chlorite-quartz-sericite-magnetite-hematite. At depth the porphyry clearly shows potassic alteration.

•
Intrusive Breccias - The intrusive breccias represent approximately 15% of the volume of material in the Pancho complex. They are generally elongated and sub-horizontal. These breccias are characterized by their fragments of dioritic porphyry. The fragments vary in size for mm to several cm within a matrix which is normally fine-grained. The intrusive breccias are a significant host of gold mineralization with A, B, T veinlets.

•
Diorite Porphyry (2) - This diorite porphyry is defined as a small body identified between two drill sections and found at depths ranging from 300-400 meters. 400 m. In theory, it intrudes the main porphyry but in turn is intruded by the PMI. It is very similar to the main porphyry body in terms of mineralogy, alteration and mineralization. The main difference observed is its primary biotite that is partially altered into chlorite. It also has less veinlets than the main diorite porphyry.

Kinross Gold Corporation
Refugio Mine Technical Report

•	Dioritic Post Mineral Intrusive - The Post Mineral Intrusive (PMI) identified at Pancho is not a PMI in a strict sense as there is some very low-grade mineralization associated with it.

•
Volcanic Breccias - Found in the upper portion of the deposit they represent approximately 15 % of the volume of material explored to date at Pancho. The volcanic breccias are normally sub-horizontal and discordant with the other units described.

Figure 8-1 shows the simplified geology model for Pancho.

Figure 8-1: Simplified Geology for Pancho

Kinross Gold Corporation
Refugio Mine Technical Report

9.0	MINERALIZATION

9.1	Verde

Gold mineralization at Verde is interpreted to be the result of the fracturing and concentration of fluids in the carapace of an intrusive plug or stock. Gold is closely associated with quartz, magnetite, calcite, and garnet stockworks. Approximately 80% of the stockwork veins are generally dark grey in color, finely banded, with magnetite. The remaining 20% are principally white quartz veins. Gold mineralization is postulated to have resulted from at least 2 phases of mineralization, the first is a lower grade phase associated with copper and probably the porphyry emplacement event. The second phase is a higher-grade gold only event possibly associated with the structurally emplaced veinlet swarms and northwest trending sheeted veinlet zones more evident in Verde East.

9.2	Pancho

The porphyritic diorite intrusives and intrusive breccias are the main hosts for mineralized veins. Mineralization is also hosted by the volcanic rocks. The mineralization is commonly related to the various geologic features listed below:

•	directly associated with the presence of B, A and T veinlets

•	in silicified zones, normally micro-granular and a dark grey color, with or without the presence of magnetite

•	associated with intrusive breccias

•	in contact zones such as the contact between the intrusive breccia with the volcanic breccia or the contact between the intrusive breccia and the diorite porphyry

In the porphyry the veins are present in stockwork or sheeted veins. They are generally subvertical and have a strong, preferred north-westerly strike. The northwest structural control is evident not only at outcrop scale but is also reflected in the northwest alignment of intrusives and the three centers of mineralization in the district, Verde, Pancho and Guanaco. The mineralization outlined to date at Pancho comprises an area of 800 m by 700 m. Gold porphyry mineralization was identified in drilling at depths exceeding 600 m.

Kinross Gold Corporation
Refugio Mine Technical Report

10.0	EXPLORATION

Exploration of the Verde and Pancho deposits has been ongoing since 1984 when the Refugio Property was identified as a gold prospect in 1984 by David Thomson and Mario Hernandez during a field visit to areas of alteration. The existing claims on the property were acquired by the partnership Companio Minera Refugio (CMR) consisting of Hernandez, Thomson, and three other partners.

CMR subsequently completed a program of geological mapping, rock chip and geochemical sampling and identified three large areas of alteration with anomalous gold values. These areas were named Cerro Verde, Cerro Pancho and Guanaco.

In December 1985, CMR optioned the Refugio Property to Anglo American for 3 years. During that period Anglo American accomplished the following:

•	Geological mapped the property at a scale of 1:5,000

•	Collected 2,161 surface samples over an 8 km2 area and assayed for gold, silver, copper, molybdenum and zinc.

•	Constructed 7.5 km of roads

•	Geologically mapped Pancho and Verde at 1:1,000 scale

•	Cut 6,000m trenches on Pancho; collected and assayed 1,682 samples

•	Cut 7,500m of trenches on Verde; collected and assayed 2,350 rock samples

•	Drilled 45 percussion drill holes on Pancho to average depths of 50m (total of 2,234m), along with 6 diamond drill holes (total of 366m).

•	Drilled 35 percussion holes, also to a depth of 50m on Verde (total of 1,744m).

Anglo American’s exploration program outlined broad areas of gold mineralization on Pancho, Verde and Guanaco, targeted by geochemical anomalies of +100 ppb gold in the soil.

In December 1988 the property reverted to the owners. In early 1989, CMR solicited bids from twelve mining companies for Refugio; in July, Bema was chosen and in September a letter of intent was signed. Field work commenced the following month.

Phase I of the Bema program was designed to test the gold mineralized zones on Verde, which showed much greater depths of oxidation than Pancho. Since 1989, drilling has been the primary means of exploration. Drilling on the property is further summarized in Section 11.

Kinross Gold Corporation
Refugio Mine Technical Report

11.0	DRILLING

Historically, most of the drilling at Refugio consisted of reverse circulation drilling. The destructive nature of this drill method made identification of lithology, structure and alteration difficult. The 2002 - 2003 drilling consisted primarily of diamond drill core, providing site geologists with an opportunity to refine the geology model of the deposit.

The preferred orientation of drilling for the Verde deposits is 060 - 240° azimuths. At Pancho, the preferred orientation for the drilling grid of 038 - 218° was established based on the northwest strike of veinlet swarms observed in drill roads. The surface expression of the Pancho system is approximately 700 m by 800 m. The depth for the drill holes was generally determined using a $600 gold pit. The limits of the porphyry mineralization at depth have not been clearly defined as of yet.

The 2006 exploration campaign followed the same field procedures implemented in 2002-2003. A total of 667 holes (103,392 m) of drilling has been completed on the Verde deposit with an additional 210 holes (56,748 m) completed at Pancho. The drilling has resulted in a drill spacing of approximately 50 x 50 meters at Verde and 75 x 75 meters at Pancho. Table 11-1 summarizes the various drill campaigns at Verde and Pancho.

Table 11-1: Exploration Drill Summary

		Verde				Pancho
Company	Year	RC (#)	RC (m)	Core (#)	Core (m)	RC (#)	RC (m)	Core (#)	Core (m)
Bema	1989	45	5,060	—	—	—	—	—	—
Bema	1990	231	46,705	31	4,083	—	—	—	—
Bema	1991	—	—	6	1,090	24	5,088	—	—
Subtotal		276	51,765	37	5,173	24	5,088	—	—
CMM	1993	176	5,060	—	—	—	—	—	—
CMM	1994	—	—	6	4,083	—	—	—	—
CMM	1997	—	—	—	—	15	4,296	—	—
CMM	1998	—	—	18	6,689	—	—	—	—
Subtotal		176	5,060	24	10,772	15	4,296	—	—
CMM	2003	20	3,154	134	27,468	39	6,710	69	14,146
CMM	2006	—	—	—	—	18	4,012	45	22,496
TOTAL		472	59,979	195	43,413	96	20,106	114	36,642

Kinross Gold Corporation
Refugio Mine Technical Report

It should be noted that all the RC holes drilled in 2006 were effectively pre-collar holes down to approximately 200 m. These were completed with a diamond drill rig to depths averaging 400 m.

Figures 11-1 and 11-2 are plan maps of Verde and Pancho showing the completed drill holes as at December 31, 2006.

Figure 11-1: Verde Drilling Coverage as December 31, 2006

Kinross Gold Corporation
Refugio Mine Technical Report

Figure 11-2: Pancho Drill Coverage as at December 31, 2006

Kinross Gold Corporation
Refugio Mine Technical Report

11.1	Rig Setup and Survey

All proposed drill locations were laid out in plan and on section. The collar coordinates were provided to the mine survey crews who laid out the drill pad locations in the field using total station theodolites. Pad locations were verified prior to construction to ensure access and safety. After pad construction, the mine survey crews established the collar location and marked it in the field. They also established the front sight and back sights necessary to provide the drill direction. After the drill was moved onto the setup and prior to the start of drill, geological staff verified the drill alignment and inclination using a compass. The survey crew later verified alignment and inclination when the drill hole was in progress.

Downhole inclinometry was completed at the end of each hole. Gyroscopic azimuth and inclination readings were taken every 10 meters down the hole to within ten meters of hole bottom and every 50 meters back up the hole as a double check.

11.2	Topographic Base and Survey Audit

In 2002-2003, all field surveys were tied into the established mine grid. Survey data was incorporated into current as-built plans that were updated and maintained in AutoCAD by the survey crews. Guillermo Contreras and Sons Limitada (Santiago), licensed Chilean surveyors completed a survey audit that verified an approximate 10% of the drill collars using a differential GPS survey system. No significant errors were noted.

11.3	Core Handling, Storage and Security

Drill core was placed in labelled boxes, fitted with lids and transported to the site logging facility by pick-up. All core logging was completed at a facility located at the Refugio mine site. Only CMM personnel worked with the drill core.

Kinross Gold Corporation
Refugio Mine Technical Report

12.0	SAMPLE METHOD AND APPROACH

12.1	RC Drilling

CMM provided all of the technical support for the sampling, geologic logging, and drill supervision. Rig geologists and samplers were responsible for the quality/accuracy of each sample. Geologists and samplers typically had up to 15 years experience sampling.

The 2003 drill program adopted a 2.0 meter standard sample length for all samples. The same procedure was followed for the samples in 2006.

When drilling dry, reverse circulation drill cuttings were directed from the cyclone to a Gilson splitter where the sample was reduced to a 6-8 kg sample. Typically, this required a 1/8 split of the drill cuttings. The hole and cyclone were blown clean after each rod change. Two samples, an original and a duplicate, were produced for each 2.0 meter interval. The samples were weighed, and the weight, number of splits and hole diameter were recorded. The samples were bagged and tagged and prepared for transport to the on-site sample preparation facility. The splitter was air cleaned after each sample.

When sampling wet, a rotating wet sampler replaced the Gilson splitter below the cyclone. Usually ground water flow was not sufficient and make up water was necessary to provide uniform flow to the splitter. As with the dry sample collection, two samples (6 - 8 kg.) were collected in perforated sample bags at the exit port of the wet splitter. These samples were not weighed immediately but were left to drain for a 24 hour period prior to transport to the sample preparation facility.

It should be noted that the drill holes completed in the winter of 2006 did not encounter any water.

Typical chip trays were produced for logging and future reference. In addition, a 100 g, unwashed sample (reference sample) was collected for each 2.0 meter interval. All chip trays and reference samples were placed in permanent storage at site.

The samples are considered representative by the author who has visited the drill sites on many occasions.

Kinross Gold Corporation
Refugio Mine Technical Report

12.2	Core Drilling

Drill core was received and laid out for logging and sampling at the core logging facility. The first sample of each core hole was marked from the start of core recovery to the end of the first even meter. From that point, samples were laid out every 2.0 meters downhole. Sample numbers were marked on the core box edges, accounting for number gaps for QA/QC sample insertion. Logged and marked boxes of whole core were transferred to the ALS Chemex sample preparation facility where chain of custody was transferred from CMM to ALS Chemex.

CMM received the sawn core, in the original labelled boxes, from ALS Chemex after splitting. The half-cores were stored shipping containers at the Refugio site. In all, ten containers were used to store the half-core library.

Core sample rejects are bagged in plastic, labelled and received from the ALS Chemex sample preparation facility. These bags are placed in cubic meter wooden bins. The bins are labelled according to hole number and sample range. The bins are stored beside the core containers and are locked in a covered storage compound.

The samples are representative of the mineralization intercepted at Pancho. The author visited the drill sites at a minimum once a month during the 2006 exploration. The author is satisfied that all established procedures were properly followed by the field staff.

12.3	Logging

Experienced geologists logged the reverse circulation chips and drill core at Refugio. Reverse circulation chips were typically logged at the drill while core was typically logged at the core logging facility. All logging utilized standardized logging forms and a geological legend developed for the Verde and Pancho deposits. The legend has evolved from historic observation and is consistent with both the regional and local geology. The legend and logging records lithology, alteration, structure, geology, mineralization and oxidation (of pyrite) for each two meter sample interval, reducing the geological descriptions to numeric or alphanumeric codes. Unique features not accounted for in the legend are noted in written comments. The legend stresses oxidation conditions of pyrite, veinlet mineralization, location and amount of magnetite and occurrence of typical porphyry alteration minerals.

Kinross Gold Corporation
Refugio Mine Technical Report

In 2002-2003, Golder Associates from Santiago (Golder) identified all holes requiring detailed geotechnical logging that was completed by Golder trained staff. CMM geologists typically recorded both Rock Quality Designation (RQD) and recovery data for each hole. Recoveries averaged better than 95% during the 2003 program. In 2006, average core recovery was 96%.

12.4	Geotechnical Core Logging

Golder managed the geotechnical program. Francisco Carrasco, (Project Manager) and Joaquin Cabello (Assistant Manager) supervised the filed programs and provided the initial training. The program included detailed geotechnical logging of selected drill holes, uniaxial compressive strength (UCS) testing of selected cores, completion of a seven (7) hole oriented core program and cell mapping of existing pit walls and road cuts. Golder also managed a hydrology study including installation of piezometer wells for monitoring water levels.

Golder provided all initial training and completed frequent site visits to maintain quality control of the work and upgrade training of the field staff performing the work.

CMM adopted identical geotechnical logging procedures in 2006 under the supervision of the same geotechnical engineer employed by CMM in 2003.

Kinross Gold Corporation
Refugio Mine Technical Report

13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1	Sample Preparation

In 2002-2003, all sample preparation, including core splitting (sawing) was performed and supervised by ALS Chemex personnel. ALS Chemex established, equipped and staffed a portable sample preparation facility at the Refugio mine for the duration of the program. The sample preparation facility included two rock saws, three drying ovens, two Rhino jaw crushers and a Jones riffle splitter.

After logging and sample mark up, the core boxes were sent to the sample preparation facility. ALS Chemex personnel physically sawed the core. The core splitter randomly selected the split line. Core splitters were trained to maintain the same cut line on contiguous pieces of core wherever possible. After splitting, one half of the core was placed in sample trays along with the sample tag. These were placed in the drying ovens for drying. The other half of the core was fitted back into the core box and returned to CMM for placement in permanent storage.

All samples were dried for 4 - 6 hours at 70° Celsius. For wet reverse circulation samples, the dry time was increased to 24 hours. After drying, sample weight was recorded and the sample was single pass crushed to 90% passing 2 mm using the Rhino Jaw crushers. The crushers were cleaned with air after each sample and cleaned with barren quartz after every five (5) samples. Crush size was monitored after every 20 samples to ensure that the final product met the crush size specification.

After crushing, the entire sample was passed through a Jones riffle splitter, reducing the sample size down to a nominal 1.0 kg size. A preparation duplicate was collected every forty (40) samples. The duplicate was distinguished by an “A and B” designation and treated as per the standard sample procedure. The coarse rejects were returned to the original sample bag, labelled and returned to CMM for storage.

The 1.0 kg samples were sealed in plastic bags, labelled, packed in crates and transported to the primary analytical facility (ALS Chemex - La Serena) for analysis.

Kinross Gold Corporation
Refugio Mine Technical Report

13.2	Sample Preparation 2006

In 2006, only core splitting (sawing) was performed at the Refugio site. All samples were shipped to Actlabs in La Serena where sample preparation was performed using exactly the same procedure as described above.

13.3	Analysis

The prepared samples were received at the ALS Chemex’s facility in La Serena (the primary analytical lab for the duration of the program) where analyses for Au, Ag, Cu and cyanide soluble Au and Cu analyses were performed.

On receipt of the samples the work order numbers and sample numbers were recorded and the samples were arranged for analysis based on the individual sample numbers. The entire 1.0 kg sample was pulverized to 95% passing -150 mesh using an LM-2 pulverizer. The pulverizer was cleaned with compressed air after each sample. Sieve analyses were performed after every 20th sample to ensure the final product met the stated specification of 95% passing -150 mesh.

After pulverization, the sample was reduced to a 300 gram sample and 700 gram reject. The reject placed in labelled plastic bags and returned to CMM for storage.

The 300 gram sample is homogenized. After homogenization:

•	a 50 gram aliquot is selected for fire assay with atomic absorption finish for gold,

•	a second aliquot is selected for total digestion atomic absorption analyses for silver and copper,

•	a 20 gram aliquot is selected for cold cyanide soluble gold analysis, leached for 4 hours with 60 ml of cyanide solution (0.1% NaOH & 0.5% NaCN).

•	A 1 gram aliquot is selected for cold cyanide soluble copper analysis, leached for 2 hours with 20 ml of cyanide solution.

Dr. B. Smee (Smee and Associates Consulting Ltd.) completed operational audits of the La Serena lab for the 2002-2003 program. The operational audits were performed measuring compliance with analytical best practices as well as to NI-43-101 requirements with respect to quality control and quality assurance. Dr Smee did not note any significant problems with this facility, concluding that ALS Chemex’s lab and procedures met the highest industry standards.

Kinross Gold Corporation
Refugio Mine Technical Report

Initially, ALS Chemex assigned work order numbers at the mine site but in March 2003 a Lab Information Management System (LIMS) was adopted and work order numbers were generated from a centralized ALS Chemex location.

Results containing Au, Ag, Cu or CN Au, CN Cu were sent via digital mail to the Project and Office Managers. Attachments included 1 file per hole, identified by work order number and hole number. The file included internal ALS Chemex blanks and duplicates, while results of ALS Chemex standards were reported monthly in a separate file.

ALS Chemex was also requested to send from a list chosen by CMM 3 batches of pulps (1/40 samples) to Assayers Canada in Vancouver. Dr. Smee audited the Assayers laboratory in February 2003 and found them acceptable to qualify as a referee lab for the project.

13.4	Quality Control / Quality Assurance

13.4.1	Drilling 2002-2003

The original QA/QC program was designed and monitored by Dr. B. Smee. The program included the insertion of one blank, one standard, and one duplicate (randomly selected) for each batch of 40 samples. Standards were not available for insertion for the first 3 weeks of the program. The standards were designed by Dr. Smee and provided by Rocklabs, New Zealand. Dr. Smee selected the standards to best match Refugio rock types and grades. Standards were designed to monitor gold grade only. The standards were not blind to the analytical lab.

Duplicate samples were randomly selected within the sample batches. Reverse circulation duplicates were taken as an opposite split post cyclone and given a sequential sample number. RC duplicates were not taken below the water table. As the duplicate was generated in the field, no ALS Chemex personnel could identify these samples as duplicates. For core, two duplicates of one interval were taken. The first (d1) was a second split of post crusher product. The second (d2) was the actual other half of sawn core. The intent was to see the variance according to crushing procedure (d1) and also the variance according to natural geological variance + crushing procedure. This would also allude to any bias in core sawing activity. In the core duplicate samples, obviously ALS Chemex sample preparation personnel knew which samples were being duplicated, while ALS Chemex analytical personnel did not.

Kinross Gold Corporation
Refugio Mine Technical Report

ALS Chemex also inserted their own blanks, standards and duplicate samples for each sample batch as part of the labs own internal quality management program.

13.4.2	Drilling 2006

The same overall QA/QC procedures were implemented during the 2006 exploration campaign. The results were compiled as soon as received by the site staff. Results for standards were plotted using two standard deviations as lower and upper limits.

The charts were kept updated and any anomalous results were discussed with Actlabs.

13.4.3	Table of Failures

The Senior Geologist extracted the QA/QC sample results from the digital result files based on the sample numbers. If a standard assay fell outside 3 standard deviations of the standard value, the entire batch of 40 samples was rerun. If 2 consecutive standard assays fell within 2 standard deviations of the standard value, a batch rerun was requested. If a blank exceeded 0.05 g/t au, a batch rerun was requested. No reruns were determined from duplicate data.

Monitoring of the QA/QC data required a total of 17 batch reruns (649 samples) based on standards failures. This represented approximately 2% of the total analyses run for the project. Inspection of batch failure results indicates minimal bias with both gold and copper relative to the repeat batch assays. At the end of the project, an additional nine QA/QC batch assays (347 samples) were selected based on standards failures. Three additional batches plus 11 individual samples (127 total) were found to have CNAu at least 0.10 g/t au greater than the total gold assay. These were also rerun for both total and cyanide.

13.4.4	Analysis of QA/QC Data

For the 2002-2003 drilling program all standard, blank and duplicate results were sent to Dr. Smee for analysis. Duplicate results were analyzed for precision and plotted on Thompson Howard graphs. Dr. Smee found the error rate and duplicate variance normal for porphyry gold deposits. In his final report, (July 20,2003) he concluded the gold assay database to be of commercial quality but raised concerns about eight of the 650 ALS Chemex digital files. All eight files, containing failures, had already been reanalyzed, were determined to have had CMM field labelling errors, or were duplicated assay sets.

The 2006 QA/QC data was compiled as it was received by the geologists at the site. Any anomalous results were flagged and the lab contacted directly to discuss the variations observed. A series of samples representing approximately 10% of the total were also sent to ALS Chemex as an independent check.

Kinross Gold Corporation
Refugio Mine Technical Report

13.4.5	Referee Laboratory

Assayers Canada (Assayers), Vancouver, was selected as the referee laboratory for the program. One pulp per ALS Chemex batch of 40 was selected at random, including the CMM standards, blanks and duplicates. Additionally one of the 3 CMM standards was inserted in this sample stream to check Assayers at a frequency of 1 per 40. Three batches of checks (631 samples in total) were sent to Assayers over the duration of the program. Results were forwarded to Dr. Smee who concluded that the two labs essentially agreed on gold and cyanide soluble gold analysis within normal precision limits.

13.4.6	Statement of Author’s Opinion

The author concurrs with Dr. Smee’s opinion that the slight variations observed were within normal precision limits.

Kinross Gold Corporation
Refugio Mine Technical Report

14.0	DATA VERIFICATION

14.1	General 2002-2003

Kinross Technical Services verified the Initial Database (IDB) to copies provided by Bema Gold Corporation and MRDI.

Original drill logs, assay certificates, survey worksheets and other original data were located and used to verify the data contained in the IDB. Verification of the historical data included:

•	Collar location

•	Collar azimuth and dip

•	Downhole azimuth and dip

•	Total gold and copper analyses

•	Cyanide soluble gold and copper analyses

•	Primary lithology code

•	Primary alteration code

•	Primary oxidation code

Assay certificates, and original logs were found for approximately 80% of the historical data.

For the 2006 Pancho drill program a system of double entry was established. It included all of the items listed above plus the geology logs as prepared by the field geologists. The final grade database was compiled by Kinross Technical Services (KTS). KTS and CMM assumed that the historical data used in the past was sufficiently free of errors or omissions. Details of the data verification process and database management for 2002-2003 are provided in the following paragraphs.

14.2	Pre-2002 Data Verification

14.2.1	Collar Data

Verification of the historic collar data identified one error of note. Collar coordinates of drill holes completed between 1986 and 1987 did not match the coordinates recorded on original survey sheets. This error was also corrected.

Kinross Gold Corporation
Refugio Mine Technical Report

14.2.2	Survey Data

Much of the historical downhole survey data could not be located. The limited downhole survey data that was located was used to verify the data in the IDB. No significant errors were noted.

14.2.3	Lithology, Alteration, Oxidation, Vein and Mineralization Data:

Ten percent of all lithology, alteration, oxidation, vein description and mineralization data for the 1997 - 1998 drill campaign was verified as this data was collected using field practices and logging formats consistent with the 2002-2003 effort.

14.2.4	Analytical Data

Ten percent of the historical analytical results in the IDB were verified against original assay certificates. Rare errors were detected during the verification process but these were almost exclusively related to the recording of results below the detection limit for successive programs.

14.3	2002-2003 Data Verification

14.3.1	Collar Data

Prior to entering collar data into the database, collar locations were visually checked for obvious errors such as transposed northings and eastings. Once entered, collar coordinates and hole lengths were extracted and printed for direct comparison to the original survey certificates. The collar coordinates were compared against the signed surveyors’ certificate and the hole length were checked against the geologists’ logs. Three independent checks of this information yielded rare errors. Collar information was also digitally checked against the surveyors’ final compilation file; this check also yielded rare decimal place errors. Erroneous data was corrected and reloaded. The corrected data was subjected to two additional independent checks.

14.3.2	Survey Data

Prior to entering the downhole survey data into the database it was visually scanned for obvious errors. After entry, the data was extracted and printed for manual verification relative to the original downhole survey data contained in the files and provided by Comprobe. Data verification of 10% of the downhole survey data was completed for the survey data. Two independent checks of this data detected no errors. Visual inspections of the plotted hole traces also failed to identify any obvious errors or miss-plots.

Kinross Gold Corporation
Refugio Mine Technical Report

14.3.3	Lithology, Alteration, Oxidation, Vein and Mineralization Data

Lithology, Alteration, Oxidation, Vein Description and Mineralization data collected during the 2002-2003 field season was verified against the original logs. A 10% check of the database yielded an unacceptable amount of errors and led to a 100% check. The 100% check yielded an error rate of 3.5%, with most of the errors related to the recording of alteration. These errors were corrected

14.3.4	Analytical Data

A random 10% of the analytical data was verified against the original assay certificates. Only rare errors were detected, usually pertaining to how results below detection were entered in the database. Erroneous data was corrected and re-entered.

14.3.5	Geotechnical Data

Ten percent of the geotechnical data collected during the 2002-2003 field program was verified against the original geotechnical logs yielding a significant error rate. As a result, a 100% verification process was initiated. Significant error rates were noted in the fractures-per-meter field. Error rates in the structural measurement and RQD fields were related to format errors rather than data entry errors. These errors were corrected.

The QA/QC Database Manager has certified that the database as transferred to Kinross Technical Services on CD-R media is free of gross errors and omissions and is suitable for estimating resource and reserve estimates.

14.4	Data Entry, Storage, Management and Security

The QA/QC Database Manager was responsible for updating and managing the Project Database (PDB). Only the QA/QC Database Manger could access, update or otherwise modify the PDB. Regular backups were made to CD-R disks over the duration of the program. The final PDB was transferred to Kinross Technical Services to be used in resource modeling.

Kinross Gold Corporation
Refugio Mine Technical Report

14.4.1	Data Entry

14.4.1.1	Collar Coordinates

The mine survey department entered collar coordinates, drill azimuth and inclination into spreadsheets that were provided to the QA/QC Database Manager. The QA/QC Database Manager checked the spreadsheet data against original survey field notes prior to importing the data into the PDB. Cross sections and drill hole composite plans were plotted using Gemcom software and were inspected by the Senior Geologist for collar and directional errors. Final hole depths were verified against the drill log hole depth.

14.4.1.2	Downhole Survey Data

Comprobe provided the downhole survey data in spreadsheet format to CMM’s Office Manager who checked the data for obvious errors. Once satisfied that the downhole survey data was correct, the Office Manager provided the spreadsheet files to the QA/QC Database Manager for import into the PDB.

14.4.1.3	Lithology, Alteration, Mineralization and Oxidation

The Office Manager and Data Entry Clerks entered data from the field lithology logs into spreadsheets, one for each hole. A double-blind entry system was not used in recording this data. A 100% manual check of this data was performed at the end of the drill program.

14.4.1.4	Assay Data

Assay results were received as digital files, identified by work order number and hole number. The assay files included individual sample numbers allowing the samples to be matched to the sample intervals. The digital files were imported into spreadsheet files that were verified back to the original assay files prior to being imported into the PDB.

14.4.1.5	QA/QC Data

The Senior Geologist matched assays to sample numbers on the original log and extracted the QA/QC data from the sample stream into an excel spreadsheet which was used to monitor QA/QC data independently from the sample stream. The QA/QC data was sorted into worksheets for blanks, standards and duplicates. The entire file was cross-checked between the Project Manager’s copy and the Senior Geologist’s copy. Once satisfied that the data was free of error it was sent via email to Dr. Smee for final analysis.

Kinross Gold Corporation
Refugio Mine Technical Report

14.4.2	Data Storage

The PDB was established and maintained using Gemcom modeling software. The PDB was backed up on CD-R media on a regular basis for the duration of the field program. Once the PDB was fully updated with all the results collected during the 2002-2003 programs, the data was copied and forwarded to Kinross Technical Services in CD-R format. This database is referred to as the Final Database (FDB).

In addition to the digital files, all available hard copy data was organized and inventoried on a per hole basis. This information was copied in triplicate with one copy forwarded to Kinross Technical Services, one copy forwarded to Bema and a final copy stored at the Refugio Mine. Original hard copy data was packaged and stored at the CMM office in Copiapó.

14.4.3	Data Management and Security

Only the QA/QC Database Manager had the necessary file access permissions to update the PDB. Only Kinross’ Manager of Technical Services could access and modify the FDB.

Kinross Gold Corporation
Refugio Mine Technical Report

15.0	ADJACENT PROPERTIES

The Refugio Project is located within the Maricunga Gold Belt of northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the gold belt, (Muntean and Einaudi, 2000).

The Maricunga Gold Belt hosts numerous mineral deposits of economic interest including:

•	La Coipa, an epithermal gold-silver mine operated as a 50:50 joint venture between Goldcorp Inc and Kinross,

•	Marte-Lobo, a gold porphyry deposit that was partially developed by Teck Corporation and,

•	Cerro Casale a large (1.035 billion tonnes), undeveloped, porphyry copper-gold deposit that is a joint venture between Bema Gold (49%) and Arizona Star Resource Corporation (51%).

No information from adjacent properties has been used in the exploration program or in the estimation of the mineral resource.

Kinross Gold Corporation
Refugio Mine Technical Report

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The 2002-2003 Exploration Program included the following metallurgical and physical property test work for both Verde and Pancho:

•	cyanide soluble gold analyses

•	cyanide soluble copper analyses

•	direct agitated cyanidation tests (bottle roll)

•	column leach tests

•	Bond work index tests

•	specific gravity determinations

•	Acid Based Accounting (ABA) tests

The 2006 drill program on Pancho also provided representative material to perform additional metallurgical testing. Cyanide soluble gold and copper analyses were systematically completed for all samples. Recent testwork included bottle roll and 14 column leach tests. The results based on the 2006 data collection are summarized separately at the end of this section.

16.1	Metallurgical Test Work 2003

16.1.1	Cyanide Soluble Assays

Both gold and copper cyanide soluble analyses were routinely analyzed for Verde and Pancho. Results were used to guide selection of samples for bottle roll and column leach tests. Cyanide copper analyses were also used to adjust process operating costs during pit optimization of the resource model for Pancho. The mechanics of the Process Cost Adjustment Factor (PCAF) are discussed elsewhere in this report.

16.1.2	Direct Agitated Cyanidation (Bottle Roll) Tests

Bottle roll composite samples were selected from the half core library based on lithology, oxidation state, grade and spatial location. A total of 43 bottle roll samples were selected from the Verde with an additional 15 samples collected from Pancho. The samples were shipped to McClelland Laboratories, Nevada for testing.

Kinross Gold Corporation
Refugio Mine Technical Report

The grade selection criteria used for selection of the bottle roll tests were:

•	Low grade 0.50 to 0.75 g/t

•	Mid-grade 0.75 to 1.00 g/t and

•	High grade >1.0 g/t

Oxidation state was determined based on the visual logging of oxidation noted in the geological logs. Three distinct oxidation levels were defined.

•	Oxide >90% oxidation of sulphide

•	Mixed between 10% and 90% oxidation of sulphides and

•	Sulphide <10% oxidation of sulphides.

Samples were selected from the four major ore bearing lithologies, post mineral intrusives and Laguna tuffs were not sampled.

Sample selection was restricted within an optimized pit shell generated at a US $400 gold price. Table 16-1 summarizes the Bottle Roll sample selection.

Results of the bottle roll tests show distinct differences in recovery based on the level of oxidation. Oxide ores exhibit higher recoveries than mixed ores which, in turn, demonstrate higher recoveries than the sulphide ores. These finding agreed with the historical metallurgical test work and experience gained from mining in the Verde area. A summary of the bottle roll test results is presented in Table 16-2.

Kinross Gold Corporation
Refugio Mine Technical Report

Table 16-1: Summary of Bottle Roll Sample Selection

Grade
Deposit	Low (0.50 - 0.75)	Medium (0.75-1.00)	High (>1.00 g/t)
Pancho	# of samples	5	5	5
Verde W	# of samples	5	5	11
Verde E	# of samples	9	5	10

Oxidation
Deposit	Oxide (>90%)	Mixed (10-90%)	Sulphide (<10%)
Pancho	# of samples	6	3	6
Verde W	# of samples	8	5	8
Verde E	# of samples	9	6	9

Lithology
Deposit	Diorite	Breccia	Mineralized Post Mineral Intrusive	Dacite Porphyry
Pancho	# of samples	6	9	—	—
Verde W	# of samples	—	7	5	9
Verde E	# of samples	—	9	6	9

Table 16-2: Summary of Bottle Roll Results

Deposit	Oxidation Class	Recovery (%)
Verde	Oxide	72.3
	Mixed	63.8
	sulphide	53.0
Pancho	Oxide	83.0
	Mixed	72.8
	sulphide	68.6

16.1.3	Column Leach Tests

Results of the bottle roll tests were used to target specific areas of the deposit with the HQ diameter drill holes that were used to collect the sample material necessary for column leach analysis. Composite samples were collected from whole HQ diameter core that was drilled specifically for the metallurgical test program. A total of 10 HQ diameter holes (1,500 meters) of core were drilled at Verde for the purpose of column leach tests. An additional seven (7) samples were collected at Pancho but unlike the Verde samples, the Pancho samples were taken from remaining half cores available at the time of sample selection.

Kinross Gold Corporation
Refugio Mine Technical Report

For the Verde samples, column tests were established for three different product sizes (6.3, 9.5 and 15.8mm). The same sample selection matrix established for the bottle roll tests guided column leach sample selection. Grade of the HQ diameter core was confirmed by cutting a sliver sample for each two-meter interval.

Table 16-3 summarizes the Column Leach Sample program.

Table 16-3: Summary of Column Leach Sample Selection

		Grade
Deposit		Low (0.50 - 0.75 g/t)	Medium (0.75 - 1.00 g/t)	High (>1.00 g/t)
Pancho	# of samples	2	2	3
Verde West	# of samples	2	2	1
Verde East	# of samples	2	2	2

		Oxidation
Deposit		Oxide (>90%)	Mixed (10-90%)	Sulphide (<10%)

Pancho	# of samples	3	1	3
Verde West	# of samples	—	—	5
Verde East	# of samples	3	3	—

Results of the column leach tests matched the bottle roll results. Table 16-4 summarizes the results of the column leach tests completed as part of this study.

Figures 16-1 and 16-2 are plan views of the Verde and Pancho pits showing the original metallurgical sample distribution within the 2002-2003 design pit shells.

Kinross Gold Corporation
Refugio Mine Technical Report

Table 16-4: Summary of Column Leach Test Results

Deposit	Ore Type	Crush Size (k80 mm)	Recovery (%)

West Verde	Sulphide	15.8	44.0
		9.5	53.7
		6.3	57.2
East Verde	Mixed	15.8	70.5
		9.5	73.6
		6.3	79.3
East Verde	Oxide	9.5	77.0
Pancho	Sulphide	9.5	71.6
Pancho	Mixed	9.5	79.8
Pancho	Oxide	9.5	89.0

Figure 16-1: Metallurgical Sample Locations - Verde Pit - 4300 Level

Kinross Gold Corporation
Refugio Mine Technical Report

Figure 16-2: Metallurgical Sample Locations – Pancho Pit – 4300 Level

16.1.4	Bond Work Index

Bond Work Index (BWI) samples were collected from the 10, HQ diameter core holes drilled at Verde. Bond work index tests required selection of whole HQ core pieces of approximate length of 0.15 - 0.20 meters. For Verde, such pieces were selected every 4 meters downhole. All ten Verde HQ diameter holes were sampled in this manner, a total of 296 samples. At Pancho, BWI samples were collected from the standard diameter drill holes. Whole core pieces were taken approximately every 20 meters down hole. A total of 67 samples were selected. All samples were shipped to Hazen Research, Colorado, for analysis.

Results of the BWI tests indicated limited variability in the rock mass therefore; the BWI data was not modeled when completing the Verde and Pancho resource models.

Kinross Gold Corporation
Refugio Mine Technical Report

16.1.5	Specific Gravity

As part of the BWI tests above, Hazen completed specific gravity analyses on all the BWI samples submitted. In addition to this data, 1171 samples of half core were selected from the half core library. Samples, roughly 15 cm in length, were selected approximately every 30 meters downhole throughout the entire campaign. The samples were shipped to ACME laboratories, Santiago where they were analysed using the wax dipped immersion method. A summary of the specific gravity results is presented in Table 16-5.

Table 16-5: Specific Gravity Results

Deposit	Unit	SG
Verde	Oxide	2.45
	Mixed	2.52
	Sulphide	2.57
	Laguna Tuff	2.00
	Post Mineral Intrusive	2.60
	Waste Dump Material	2.00

Pancho	Oxide	2.27
	Mixed	2.38
	Sulphide	2.49

Both Pancho and Verde exhibit trends of increasing Specific Gravity with depth, leading to the decision to model the deposit Specific Gravity by the oxidation surface rather than by rock type.

16.1.6	Acid Rock Drainage Study

At the request of the CMM environmental department (Jorge Herrera), ALS Chemex La Serena sent 71 pulp samples to ALS environmental laboratories Santiago for acid based accounting testwork. A subset of 40 of these was proposed for testwork on June 6. The forty samples selected were from widely spaced locations in the anticipated pit designs for both Verdes and Pancho. Samples included both ore and waste in major rock types in all redox zones.

Kinross Gold Corporation
Refugio Mine Technical Report

16.2	Metallurgical Test Work 2006

16.2.1	Introduction

Gold recovery rates for the Verde and Pancho deposits have been estimated from test work conducted at McClelland Laboratories in Reno. In 2003, a total of 9 column leach tests were done on 7 Pancho composite samples and 11 column leach tests were done on 11 Verde composite samples. In 2006, an exploration drill program on the Pancho property provided samples for an additional 14 column leach tests at McClelland. The testwork is not yet complete, however the preliminary estimates for Pancho gold recoveries to date support the data used below for 2006 reserve estimation (Table 16-6). Final test data is anticipated to be available in July 2007 and these final gold recoveries will be integrated in future Pancho reserve estimates.

Table 16-6: Pancho and Verde Gold Recovery Estimates

		Gold Recovery %
Deposit	Ore Type	2003 Column Test Data	SNC Study	2004 $350/oz Pit Design	2005 $400/oz Pit Design	2006 $475/oz Pit Design	2006 Prelim. Column Test
Verde	Oxide	77	73	67	73	73
	Mixed	74	70	67	70	70
	Sulphide	54	53	48	53	53
Pancho	Oxide	89	80	80	80	85	91
	Mixed	80	75	75	75	75
	Sulphide	72	70	70	70	70	69

16.2.2	Comments on Historical Metallurgical Composite Selection Criteria

The early work on Refugio metallurgical type classification established that the most predominant metallurgical criteria were grade, oxide state and crush size. The 1998 metallurgical column testing relied on the classification of four groups of sample types largely predicated by the amount of sheeted and stockwork veining as well as silicification. The four groups are outlined below.

•	Group 1 – 81.4% recovery – Strong sheeted veining, moderate strong stockwork, weak matrix silicification.

Kinross Gold Corporation
Refugio Mine Technical Report

•	Group 2 – 72.9% recovery – Moderate-strong sheeted veining, moderate stockwork, weak matrix silicification.

•	Group 3 – 66.1% recovery – Weak-moderate sheeted veining, weak stockwork, weak to moderate matrix silicification.

•	Group 4 – 50.4% recovery – Weak-nil sheeted veining, weak-nil stockwork, moderate strong silicification.

These groupings were specific to Verde, where East Verde was predominantly represented by Group 2, while West Verde was mostly comprised of Group 3.

In 2003, the methodology for metallurgical sample selection was changed. Of concern was the issue that the head grades of the group 1 to 4 samples were 20 to 40% above average grade of the deposit and it was suspected that higher grade column samples would result in higher gold recoveries. In addition, field geologists had concerns with the classification of silicification and the ability to differentiate between stockwork versus sheeted veining in chips from the predominantly RC based database.

As a result of the assessment of the Refugio database and regression results and historic results, it was proposed to classify metallurgical column test samples, firstly by oxidation intensity, then by grade, and by elevation where appropriate. Due to questions of database suitability and analysis, a lower priority was given to veining, silicification, argillic alteration and lithology.

In 2003, before the final composites were selected for column tests, McClelland Laboratories in Reno completed bottle roll tests on 14 Pancho “point samples” selected to represent the likely metallurgical domains. Samples were differentiated by grade, lithology and oxidation state and subjected to a 96 hour bottle roll leach at a crush size of 80% passing 1.7 mm. The results showed that the oxidation state is the only reliable predictor of heap leach gold recovery. Head grade and lithology do not significantly affect gold recovery. This correlation was borne out in the column tests and the current Pancho mine plan uses gold recovery values based only on oxide, mixed and sulphide ore designations.

Kinross Gold Corporation
Refugio Mine Technical Report

16.2.3	Metallurgical Composite Selection Criteria (2006)

In 2006, an extensive drill campaign was completed on the Pancho deposit and drill core composite samples were shipped to McClelland Laboratories in Reno for metallurgical testwork. The first stage of testwork was to complete seven column tests on Pancho drill core composite samples crushed to 80% passing 6.3 mm. The objective was to test the variability of gold recoveries from ore in zones of the Pancho pit that had not been tested previously. Composites were selected from single holes where possible to maintain the spatial integrity of the sample. The McClelland columns were 6” dia x 10’ tall and held 68 kg of rock. The column tests were run at a crush size of 80% passing 6.3 mm in order to be compatible with the previous testwork completed on the Verde deposit.

The second stage of testwork was to select a typical sulphide sample and a typical oxide sample from a multi-hole composite and conduct a crush size variability study to determine the effect of particle size on gold recovery. Crush sizes of 6.3 mm, 10 mm and 16 mm were selected. The oxide column leach tests have only just begun and no data is available yet. In addition to the column test work, bottle roll cyanide leach tests were conducted on multiple point samples to determine the variability of gold recovery and copper recovery. The bottle roll testwork is complete however assay data is not yet available.

The metallurgical composite selection criteria was to obtain representative lithotypes with representative oxidation and hypogene alteration with representative Au and Cu grades in spatially well distributed areas within the Pancho $450 pit. The sample location plot and the summary table below present the details for 2006 Pancho metallurgical composites (see Figure 16-3, Table 16-7).

Kinross Gold Corporation
Refugio Mine Technical Report

Table 16-7: Pancho Metallurgical Composites 2006

MLI#	CMM#	Hole #	from m	to m	Au g/t	Cu ppm	%Oxidized	Litho	Hypo Alt str-wk	% py	% veins
P1	2	P2-1930	350	474	0.96	239	0	porph	chl ser pot	1 - 5	0.5 - 1
P2	1	P2-2240	180	288	0.50	548	5	bx	pot, chl.ser	0.5 - 2	0.5 - 1
P3	3	P9.5-1690	40	104	0.71	698	5	porph	chl ser pot	1 - 2	0.5
P4	4	P7-2140	80	160	0.62	1,366	10	porph/bx	clay, ser, chl	1 - 3	0.5 - 1
P5	5	P9.5-1840	80	150	0.58	755	2	porph	pot, chl	0.5	0.5 - 1
P6	7	P9.5-1840	3	70	0.82	1,166	50	porph	chl pot arg	1 - 1.5	0.5 - 1
P7	6a	P7-2140	10	50	0.57	103	100	bx	arg, jar	0.5	1 - 3
	6b	P10.5-2090	10	44	0.64	50	100	porph	arg, jar, pot	0.5	0.5
P8, P9, P10	8a	P3.2-1770	350	400	0.64	282	0	porph	chl ser pot	0.5	0.5 - 1
	8b	P4.5-1730	380	430	0.62	925	0	porph	chl sil	0.5	0.5 - 1
	8c	P4.5-1990	300	352	0.96	366	0	porph	qtz-ser-chl	0.5	0 - 0.5
	8d	P5.5-2000	290	350	0.74	533	0	porph	pot chl ser	0.5	0.5 - 1
	8e	P7-2020	300	350	0.56	1,357	0	porph	chl ser pot	0.5	1 - 1.5
	8f	P8-2175	188	190	0.56	1,352	0	fg porph	ser chl	0.5 - 5	0.5 - 2
P11, P12,P13	to come
P14	to come

Figure 16-3: Pancho Metallurgical Samples within a $450 Gold Conceptual Pit

16.2.4	Pancho Column Testwork Results (McClelland 2006)

Prior to conducting the column leach tests, bottle roll cyanide leach tests were conducted on the samples to confirm metallurgical response and estimate reagent consumptions. The data is summarized in Table 16-8. Gold recoveries and reagent consumption rates were similar to those established in the 2003 testwork.

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It is clear that cyanide consumption increases with copper content and lime consumption increases with oxidation state. Gold recovery also increases with oxidation state. It is also clear that gold recovery increases with a finer grind confirming that recovery is sensitive to crush size.

Table 16-8: Pancho Bottle Roll Summary 2006

			1.7mm crush, 96 hr bottle roll
Sample Number	%Oxidized	Litho	Calculated Head g/t Au	Gold Recovery %	Calculated Head ppm Cu	Copper Recovery %	Cyanide Consumption	Lime Consumption
P1	0	porph	1.04	70	248	19	0.45	2.2
P2	5	bx	0.47	79	429	53	1.13	6.1
P3	5	porph	0.70	70	631	37	0.98	3.7
P4	10	porph/bx	0.70	53	1225	51	2.2	2.6
P5	2	porph	0.55	62	769	22	0.92	2.4
P6	50	porph	0.80	73	1076	53.5	1.81	7.1
P7	100	porph/bx	0.64	88	111	9.9	0.18	7.0
P8	0	porph/bx	0.73	64	765	21.6	0.83	3.2

			75 micron grind, 72 hr bottle roll
Sample Number	%Oxidized	Litho	Calculated Head g/t Au	Gold Recovery %	Calculated Head ppm Cu	Copper Recovery %	Cyanide Consumption	Lime Consumption
P1	0	porph	1.04	87	364	18	0.37	2.0
P2	5	bx	0.54	80	438	54	1.13	4.9
P3	5	porph	0.67	84	675	41	1.46	2.9
P4	10	porph/bx	0.67	64	1102	46	1.96	2.3
P5	2	porph	0.59	83	752	20.2	0.67	2.4
P6	50	porph	0.81	83	1064	62.4	2.09	6.2
P7	100	porph/bx	0.65	89	116	13.8	0.37	5.8
P8	0	porph/bx	0.74	84	742	19.1	0.61	2.7

The column leach test data is summarized below and charts of gold and copper extraction versus time are appended. Only one column test, P2, is complete with a calculated head based on an assay analysis of the tails material. Estimated heads and gold recoveries are shown to reflect the general trends, however, these estimates are not final and accurate values can only be obtained once assays are completed on the column tails material.

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The data compiled to date indicates that gold recovery from the Pancho samples tested in 2006 is in the region of 69% for the sulphide ore and 91% for the oxide ore. This testwork (Table 16-9) plus the work completed in 2003 confirms that the gold recovery values used in the 2006 reserve estimate are reasonable (70% for sulphide and 85% for oxide). Further analysis and data will be presented once the testwork is complete in mid 2007.

Table 16-9: Pancho Column Test Summary 2006

			6.3mm crush, column leach
Sample Number	%Oxidized	Litho	Leach Duration days	Gold Extracted g/t Au	Calculated Head g/t Au	Gold Recovery %	Estimated Head g/t Au	Estimated Recovery %
P1	0	porph	169	0.78			0.98	80%
P2	5	bx	108	0.32	0.45	71%	0.47	68%
P3	5	porph	164	0.51			0.70	73%
P4	10	porph/bx	158	0.38			0.69	56%
P5	2	porph	137	0.32			0.49	66%
P6	50	porph	137	0.57			0.80	71%
P7	100	porph/bx	84	0.57			0.62	91%

			column leach
Sample Number	%Oxidized	Crush Size P80 mm	Leach Duration days	Gold Extracted g/t Au	Estimated Head g/t Au	Estimated Recovery %
P8	0	16	59	0.31	0.69	44%
P9	0	10	59	0.36	0.69	53%
P10	0	6	59	0.38	0.69	55%
P11	100	16
P12	100	10
P13	100	6

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATION

17.1	Introduction

Mining experience at Verde demonstrated the importance of proper characterization of the material being sent to the leach pad. Modelling these features had been hampered in the past by the relatively limited amount of diamond drilling completed on the project. The 2004 resource block models incorporated lithological and oxidation models to better define grade distribution and gold recovery at Verde and Pancho. The 2006 model update focusing on Pancho provides a better definition of lithologies, oxidation levels and a better understanding of the nature of the mineralization at depth.

17.2	Lithological Model

For Verde, the resource model relies on the lithological interpretation completed by the site geologists to discriminate between mineralized and barren lithologic units. The lithology model, developed from cross sectional, longitudinal and level plan interpretation, identified distinct lithological boundaries that were used as hard boundaries during grade interpolation. The lithology model was developed largely from the observations taken from the 2002 -2004 drill core and is restricted to the area below the current topographic surface. The lithological model was not extended above the topographic surface.

The lithology model was updated for Pancho based on the new core samples collected. However, it was found that the mineralization crosses over all lithologies. Therefore the lithology model was not used as hard boundaries for the Pancho 2006 update.

17.3	Recovery Model

Metallurgical recovery is a key aspect in modelling the Verde and Pancho deposits. Significant effort was directed towards establishing a relationship between metallurgical recovery and the level of oxidation visually estimated by the site geologists. As with construction of the lithology model, the original recovery model was developed by interpretation of cross section, longitudinal section and level plan data by the site geologists. The interpreted surfaces were used as hard boundaries during pit optimization. The surfaces are highly irregular, producing an undulating surface similar to what has been observed in the pit walls at Verde.

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The additional core samples available for Pancho allowed for an update of the surfaces marking the different levels of oxidation, namely oxide, mixed and sulphide. One noticeable difference is that the new interpretation includes less mixed material than indicated by the original interpretation.

17.4	Grade Model

17.4.1	Sample Compositing

Sample compositing was not used in completing the original 2004 resource models. All grade interpolation was based on the raw assay intervals, which were generally 2.0 meters in length.

Compositing was used in completing the 2006 resource model for Pancho. All grade interpolation was based on 5 m length composites to account for drill hole deviations.

17.4.2	Statistical and Geostatistical Analyses

17.4.2.1	Excluded Data

The following data was not used in completing the original resource block model for Verde:

•	blast hole data

•	trench data and

•	drill data within the previously mined portion of the Verde pits

For Pancho some historical data was also excluded. They included trench data and original Anglo American drill holes for which location could not be confirmed. These were part of hole series SHR and SDR.

Unexplained missing data was assigned a zero value for all analyses. Explained missing data was treated as missing data and ignored during processing.

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17.4.2.2	Statistics

Basics statistics were calculated for both the 2 m assays and the 5 m composites. The results are presented in Table 17-1 and Table 17-2 below.

Table 17-1: Basic Statistics for Uncapped 2 m Assays

		Number	Mean	Std Dev	Coef of Variation	Minimum	Maximum

Gold (g/t)	Oxide	8473	0.614	0.963	1.569	0	21.9
	Mixed	4160	0.383	0.487	1.272	0	6.42
	Sulphide	16875	0.511	0.442	0.864	0	9.22

Copper (ppm)	Oxide	8367	207	414	2	0	7820
	Mixed	4048	447	671	1.5	0	7100
	Sulphide	16875	578	578	1	0	10500

Cyanide Solube Copper (ppm)	Oxide	6098	72	266	3.7	0	4417
	Mixed	1933	346	623	1.8	0	5584
	Sulphide	14105	200	360	1.8	0	5950

It should be noted that the coefficients of variation for gold are low reflecting the disseminated widespread nature of the mineralization. The higher mean and coefficient of variation in the oxide material is explained by the epithermal nature of the mineralized system in the upper portion of the Pancho deposit. The cyanide soluble shows a significantly higher coefficient of variation in the oxide material. It confirms the high variability of soluble copper close to the surface. A high copper grade core has been identified in the northwest quadrant of Pancho.

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Table 17-2: Basic Statistics for Uncapped 5 m Composites

		Number	Mean	Std Dev	Coef of Variation	Minimum	Maximum

Gold (g/t)	Oxide	4382	0.59	0.811	1.37	0	16.22
	Mixed	2054	0.365	0.443	1.21	0	3.162
	Sulphide	7107	0.492	0.393	0.80	0	4.454

Copper (ppm)	Oxide	3700	198	376	1.90	0	7820
	Mixed	1968	424	636	1.50	0	6124
	Sulphide	7109	557	557	1.00	0	6326

Cyanide Solube Copper (ppm)	Oxide	2598	71	234	3.30	0	3509
	Mixed	863	337	573	1.70	0	4783
	Sulphide	5985	196	314	1.60	0	4378

17.4.2.3	Contact Profiles

For the updated Pancho model, contact profiles were generated to determine cases where hard or soft boundaries should be used during grade interpolation. The graphs were examined and the following strategy was adopted for interpolation.

Au and AuCN

•	Soft boundary for oxide and mixed

•	Soft boundary for mixed and sulphide

Cu and CuCN

•	Hard boundary for oxide and mixed

•	Soft boundary for mixed and sulphide

17.4.2.4	Grade capping

Grade capping was examined for gold, copper and cyanide soluble copper data and was determined based on analysis of the statistics of individual lithological units and oxidation classes. Capping of gold values affects 0.2% of the total sample population resulting in a decrease in modelled gold content of less than 1%. Historically, capping factors for gold ranged from 6.0 to 6.5 g/t at Verde.

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At Pancho the capping level was set based on a 2 g/t Au which represents the 97th percentile of the cumulative gold distribution in the oxide, the 99th percentile in both the mixed and sulphide material.

17.4.2.5	Variography

Directional semi-variograms, (15 degree increments horizontal, 30 degree increments vertical) were modelled for both Verde and Pancho, examining only the drill data below the current topographic surface. Originally, the variography was examined independently for each lithologic and oxidation zone modelled. The models generally indicated anisotropic, two-structure models with well defined nugget values that were less than half the modelled sill value. The models showed good ranges in all directions, typically in excess of 100 meters.

In 2006, for Pancho the variography focused on the assays for the three defined levels of oxidation (oxide, mixed and sulphide). Correlograms also showed good continuity with ranges in excess of 200 m along the vertical.

17.4.3	Model Framework

Both the Verde and Pancho block models were rotated parallel to the direction of drilling. At Verde, the block model is rotated 60 degrees NE about the Z-axis. At Pancho, the angle of rotation is 38 ° NE around the Z-axis. Both models have sufficient extent to encompass all known mineralization. The model cell size at Verde was set at 20 x 20 x 10 meters (X, Y and Z direction) while at Pancho, the model cell size was increased to 25 x 25 x 10 meters to take into account the wider spaced drilling at depth.

17.4.4	Gold Grade Interpolation

The primary interpolation method for gold was ordinary kriging which used the anisotropy and ranges supported by the best variogram model for each lithologic and oxidation zone. Grade interpolation was verified by inverse distance to the 2 nd power and nearest neighbour interpolation. Both capped and uncapped grade estimates were completed. Grade interpolation utilized octant search restrictions, requiring a minimum of two octants to estimate the grade of a block. The minimum number of samples per octant was 1 with a maximum of 4. A minimum of 4 samples and maximum of 24 samples were required to estimate the grade of any block. The number of samples from one drill hole that could influence a block grade estimate was limited to six (6).

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17.4.5	Gold Grade Interpolation 2006

The gold grade interpolation also included kriging and inverse distance to the 2nd power. The minimum number of samples was 2 with a maximum of 12. The number of samples from one drill hole that could influence a block grade estimate was limited to four (4).

17.4.6	Copper Interpolation

Copper grades were not modelled at Verde, as results of the metallurgical testwork did not indicate that copper was impacting grade recovery or operating costs. At Pancho, analysis of the drill data indicated that copper grade was closely related to the oxidation class. Therefore, copper grades were interpolated into the Pancho model blocks independently of the gold grade with an inverse distance to the 2nd power interpolation method being used as the primary estimation method. Search ellipsoid anisotropy and ranges were based on the copper variograms for each recovery class.

17.4.7	Cyanide Soluble Copper Interpolation

Cyanide soluble copper (CN Cu) was not modelled at Verde. At Pancho, analysis of the drill data indicated that CN Cu was closely related to the oxidation state. CN Cu grade interpolation using a search strategy based on the results of the contact profiles. The interpolation method used was an inverse distance to the 2nd power interpolation. Search ellipsoid anisotropy and ranges were determined based on the results of the modelled correlograms.

17.4.8	Model Checking and Verification

Block model verification included visual inspection of the model after grade interpolation was completed to examine if the interpolation honoured hard boundaries and grades were consistent with the available raw data. The model was manually reviewed in plan and section using Vulcan visualization tools. Visual inspection did not identify any errors in the model. A second check involved comparison of the various grade interpolation results. Comparison of the grade tonnage curves for the various estimation methodologies does not indicate significant differences in tonnage, or average grade. Table 17-3 provides comparisons of the 2002-2003 Verde model grades using the three different grade interpolation parameters.

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Table 17-3: Comparison of Verde Interpolation Methods

Measured and Indicated

	Kriged Estimate			Inverse Distance			Nearest Neighbour
COG	tonnes (x 1000)	grade (Au g/t)	Contained Au (ozs)	tonnes (x 1000)	grade (Au g/t)	Contained Au (ozs)	tonnes (x 1000)	grade (Au g/t)	Contained Au (ozs)
0.10	328,190	0.60	6,331,000	327,233	0.60	6,312,000	306,462	0.63	6,207,000
0.20	292,525	0.65	6,113,000	291,096	0.66	6,177,000	264,421	0.71	6,036,000
0.30	256,331	0.71	5,851,000	254,344	0.72	5,888,000	221,882	0.80	5,707,000
0.40	217,153	0.78	5,446,000	215,556	0.78	5,406,000	182,567	0.90	5,283,000
0.50	177,278	0.85	4,845,000	176,584	0.85	4,826,000	147,079	1.01	4,776,000
0.60	141,124	0.93	4,220,000	139,988	0.93	4,186,000	117,411	1.13	4,266,000
0.70	105,693	1.02	3,466,000	105,567	1.03	3,496,000	93,538	1.25	3,759,000
0.80	77,251	1.12	2,782,000	76,787	1.13	2,790,000	74,846	1.38	3,321,000
0.90	55,640	1.22	2,182,000	56,124	1.24	2,237,000	61,008	1.50	2,942,000

17.5	Resource Classification

The mineral resource estimates for Verde and Pancho have bee prepared and classified in accordance with the Canadian Institute of Mining, Metallurgical and Petroleum’s (“CIM”) Standards on Mineral Resources and Reserves, Definition and Guidelines Resources classification was based on the variogram ranges for each litho-recovery zone. Table 17-4 presents the classification matrix used in estimating the 2003 and 2004 resources models for Verde.

17.5.1	Measured Resource Verde

Blocks where the gold grades are interpolated from at least 4 samples located in two different octants and sourced from a minimum of two drill holes within the first search ellipsoid limits (Measured) defined in Table 17-4.

17.5.2	Indicated Resource Verde

Blocks where the gold grades are interpolated from at least 4 samples located in two different octants and found within the second search ellipsoid limits (Indicated) defined in Table 17-4.

17.5.3	Inferred Resource Verde

Blocks where the gold grades are interpolated from at least 4 samples sourced from a minimum of one drill hole located in two different octants and found within the third search ellipsoid limits (Inferred) defined in Table 17-4.

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Table 17-4: Resource Classification Matrix for Verde

Zone	Domain	Axis	Measured Search Radii (m)	Indicated Search Radii (m)	Inferred Search Radii (m)
Verde	31 & 32	X Y Z	30 20 25	60 50 50	120 100 100
	21 & 22	X Y Z	30 30 25	60 60 50	120 120 100
	11 & 12	X Y Z	25 25 30	50 50 60	100 100 200
	13,23 & 33	X Y Z	30 30 25	60 60 50	120 120 100

17.5.4	Resource Classification Pancho 2006

The model update resulted in a better understanding of the mineralization and its controls at Pancho. The model is now including an epithermal upper portion that is drilled on approximately 35 m and a porphyry system drilled at depth with average drill spacing greater than 75 m in some areas. These considerations and the experience gained while mining at Verde also guided the new classification scheme used for Pancho. The following conditions had to be met for classifying the blocks in the model.

•	Measured Resource – Information from three drill holes found in a 50 m search ellipsoid with the closest composite at a distance of 20 m or less.

•	Indicated Resource – Data from two drill holes found within a search of 70 m with the closest composite at a maximum distance of 50 m.

•	Inferred Resource – Remainder of the blocks.

17.6	Mineral Resource Estimate

The mineral resources estimated using a $525 gold price for Verde and Pancho are presented in Table 17-5. Mineral resources are reported exclusively of reserves.

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Table 17-5: Measured and Indicated Mineral Resources (December 2006)

Deposit	Class	Ore Tonnes (x 1,000)	Grade (Au g/t)	Gold Ounces (x 1,000)

Verde	Measured	19,668	0.77	485
	Indicated	19,474	0.72	448
	M&I	39,142	0.74	933

Pancho	Measured	11,911	0.65	249
	Indicated	33,896	0.65	707
	M&I	45,807	0.65	956
Total		84,949	0.69	1,889

17.7	Considerations for Reserves

It is Kinross policy that resource estimates for open pit mine projects are reported within optimized or designed pit shells at assumed gold prices that represent reasonable, long-term price projections. Final pit designs have been completed for both Verde and Pancho and as a result, only Proven and Probable reserves are reported.

17.8	Mineral Reserve Estimate

Kinross Technical Services (KTS) completed the pit optimization for defining the 2006 yearend Mineral Resource and Mineral Reserve estimates. Reserves are reported within actual pit designs while the resources are reported inside optimized pit shells. The results are summarized and presented in Table 17-6.

Table 17-6: Proven and Probable Mineral Reserves (December 2006)

Deposit	Class	Ore Tonnes (x 1,000)	Grade (Au g/t)	Gold Ounces (x 1,000)

Verde	Measured	19,668	0.77	485
	Indicated	19,474	0.72	448
	M&I	39,142	0.74	933

Pancho	Measured	11,911	0.65	249
	Indicated	33,896	0.65	707
	M&I	45,807	0.65	956
Total		84,949	0.69	1,889

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The Verde reserve increase reflects a higher gold price resulting in a Phase 4 pushback. The increase at Pancho is the result of added drilling, modifications in the resource model and entirely revised costs as of September 30, 2006. More details on the costs and parameters used for defining the reserves are described in the section below (Section 17.9 Pit Optimisations).

17.9	Pit Optimizations

17.9.1	Verde

The Verde block model was updated to reflect the change in topographic surface for 2006. Optimization parameters used in Whittle optimization software are presented in Table 17-7.

Table 17-7: Optimization Parameters for Verde

Mining Costs
Unit Mining Costs		$0.900
Mining Recovery		97.50%
Mining Dilution		2.50%
Pit Slopes
Profile 1 (East Verde)	Azimuth	Slope
	10	44.5
Below 4350 m	65	49
	155	52.5
	275	49

Profile 2 (East Verde)	Azimuth	Slope
From 4360 to 4430 m	70	44.5
	153	49

Profile 3 (East Verde)	Azimuth	Slope
Above 4440	0	38
	0	180

Profile 4	Azimuth	Slope
West Verde	0	51
	90	51
	180	49
	270	49

Process Recoveries
Oxide	Au	73%
Mixed	Au	70%
Sulphide	Au	53%

Processing Costs
Process costs $US/t	$3.04
Gold Prices	$475 and $525
Selling costs $US/oz	$9.47

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17.9.2	Pancho

Pancho ore has variable operating costs, gold recoveries and copper grade, depending on the oxidation state of the ore. Typically, oxide ore has low soluble copper content, low cyanide consumption but high lime consumption and high gold recovery. Sulphide ore has high copper content, high cyanide consumption and low lime consumption and low gold recovery. The geological block model contains attributes for both copper grade and ore type. A Process Cost Adjustment Factor based on cyanide soluble copper grade was defined to optimize the block model. Using costs derived from the 2003 Feasibility Study updated to the Refugio 2007 budget, the following relationship between unit cost and cyanide soluble copper grade (Cu) was established as:

Base Process + G&A cost (US$/t ore) = 3.054 + 0.0034*Cu + 1.902* Cu-0.2 For Cu < 9 ppm = 4.46

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A Mining Cost Adjustment Factor (MCAF) was also included to take into account the increased haul distance as the pit will get deeper. The base mining cost used was $0.90 per tonne with an added $0.084 for longer ore haul to crusher and waste dump. Another $0.016 was also added per 10 m bench from 4300 m elevation to consider extra haul above or below the pit access road.

The Pancho ore will be processed at a rate of 45,000 tpd. Average heap leach gold recoveries are based on test work results: 80% for oxide ore, 75% for mixed ore and 70% for sulphide ore. Table 17-8 summarizes the optimization parameters for Pancho.

Table 17-8: Optimization Parameters for Pancho

Mining Costs

Unit Mining Costs		$0.984
Mining Recovery		97.50%
Mining Dilution		2.50%

Pit Slopes
Profile 1	Azimuth	Slope

	70	44.5
Below 4300 m	153	49
	210	44.5
	308	52.5

Profile 2	Azimuth	Slope

Above 4300 m	90	38
	90	38

Process Recoveries
Oxide	Au	85%
Mixed	Au	75%
Sulphide	Au	70%

Processing Costs
Process costs $us/t	Block Model PCAF
Gold Prices	$475 and $525
Selling costs $US/oz	$9.47

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17.10	Pit Designs

For the 2006 reserves/resources estimate final pit designs were prepared for the Verde pits and Pancho. Waste dump designs and overall site layout were also updated.

17.10.1	Verde

Verde pit design work was completed by CMM’s mine planning engineers using Vulcan mining software. The software allows the user to input slope design criteria that varies both with azimuth and elevation. The software enables the user to specify the bench face angle and berm width for a given sector of the pit. The slope sectors specified by Golder had two azimuths, a “from” and a “to” (i.e. from 70o ENE to 120o ESE). In Vulcan, these were specified transition azimuths for each slope sector. Vulcan also inserts access ramp segments based on the design parameters and the location specified by the user.

The following sections provide design details for each of the pit designs completed for this study.

East Verde Ultimate Pit Design

Due to the complex nature of the geology in the East Verde pit area a number of different slope sectors had to be used for completing the pit design. The slope recommendations provided by Golder in this area varied by rock type and hence were difficult to apply. The overall trend for the East Verde slope recommendation was that the slopes developed in the northeast portion of the pit were to be shallower due to the existence of the Laguna Volcanics. For the recommended 38-degree slopes it was assumed that these would be developed by dozing therefore, there was no requirement for a berm. The mining cost estimate included an allowance for some minor drilling and blasting in the Laguna Volcanics.

 West Verde Ultimate Pit Design

The West Verde area comprised one rock type only and that was intrusive rock, which was considered to be more competent. The Golder study recommended two slope design sectors that ranged in inter-ramp angle from 49 to 52.5 degrees. Their recommendation was to utilize an 8-metre berm width and vary the bench face angles between 65 and 70 degrees. For the West Verde design it was decided to modify the Golder recommendation slightly and use an 8-metre berm width with a 68-degree bench face angle, which resulted in an inter-ramp slope of 51 degrees. The steeper bench face angles are typically achieved as a result of blasting and once the pit haul roads were included in the design the overall slopes were gentler and tend to match those recommended by Golder.

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17.10.2	Pancho

The Pancho pit was designed using the same criteria as that used during the 2003 feasibility study. Golder had recommended two slope design criterion and the appropriate rosettes were established in Vulcan. The first rosette controlled the slope design from the pit bottom up to the 4300 elevation where the rock mass was generally considered more competent. Inter-ramp angles varied from 44.5 to 49 degrees in the region southeast to the southwest. All other inter-ramp slopes were 52 degrees. Above the 4300 elevation, controlled by the second rosette, the rock mass was considered to be weathered nd therefore slope angles were shallower. Golder recommended an inter-ramp angle of 38 degrees. More recent geotechnical work indicates that the angle in the volcanic material above 4300 m elevation could be increased to 43 degrees. The design used for yearend 2006 is therefore considered conservative.

Figure 17-1: Pancho Pit Design with Topography

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18.0	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information relevant to the project that is not covered in other sections of this report.

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19.0	INTERPRETATION AND CONCLUSIONS

The Mineral Resource and Reserve Estimates for the Refugio Project have been prepared under the direct supervision of Maryse Bélanger, Director Technical Services, Kinross Americas.

Ms. Bélanger is satisfied the data used in the estimation of Mineral Resources and Reserves is free of gross errors and omissions and is of suitable quality and sufficient quantity to use in estimating resources and reserves for the Verde and Pancho deposits.

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20.0	RECOMMENDATIONS

The Refugio mine is a producing gold mine for Kinross Gold Corporation. The recommendation for successive work phases is not required.

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21.0	REFERENCES

Anonymous, 1991, Final feasibility study, Verde Gold Deposit Refugio Property, Northern Chile: Mineral Resources Development Inc., unpublished report for Bema Gold Corp. and Compania Minera Refugio, several volumes.

Anonymous, 1992, Revised feasibility study, Verde Gold Deposit Refugio Property, Northern Chile: Mineral Resources Development Inc., unpublished report for Compania Minera Maricunga, Bema Gold Corp. and Amax Gold Inc., one volume.

Ardilla, R.J., 1997. Summary Of The Geology of The Pancho Gold Deposit, Refugio. Internal Report, Minera Cyprus Chile Ltda.

CMM Staff Geologists, Carrasco, M, Crawford, K, Duran, M. Rodriquez, B. Romero, I, Strusvieci, M, Urrutia, H. Cortes, 2001, Geologia del Yacimento Verde (Geology of the Deposit Verde, English Translation): Compania Minera Maricunga, unpublished geologic map (1:2,000). NOTE: The mapping was conducted in 2000 and 2001 after the mining was completed; therefore, it is a “final pit map”. The map is of good quality and the mapping is generally confirmed by the Kinross mapping and compilation conducted in 2003 as part of the feasibility study. AutoCad File: geologia2001.dwg.

Compania Minera Maricunga, Procedimiento Mapeo Pozos Tronaduras.  Procedures Files, in CMM files.

Cortes, C., Omar 2000, Informe de Pruebas Geolmetalurgicas de Mineralizacion Mixta. Noviembre 1999 - Febrero 2000, In CMM files.

Emmons, D, Verde East and West Geologic Mapping, 2003, Kinross internal report, May 10,2003.

Kinross Gold Corporation
Refugio Mine Technical Report

Flores V., Roman, undated, Precious Metal Deposits of the Refugio Area, Northern Chile, In Kinross Files.

Khin, B.G. 2003. Petrographic Descriptions, Pancho Project, Chile. Consultants Report Prepared For Kinross Gold Corp.

Kinross Technical Services, 1998, Refugio Property Review, June 1998, report in Kinross Files.

Magri, Eduardo and NCL Consulting, Drillhole Database, Audit, SD001 a SD177., , July 1995.  in files Refugio Mine Site

McDermott, Ryan, 2000, Refugio Ore Type Classification, Memorandum to Brian Scott October 12 2000, in Kinross files.

McDermott, Ryan, 2001, Refugio Model Summary and Explanation, Memorandum to Rick Dye, January 30 2001, in Kinross files.

Miller, Vic, and McDermott, Ryan, 1999, Refugio Trip, Memorandum to Rick Dye Dated September 14, 1999, in Kinross files.

Meister, Susan N., 1998, Verde Block Model and Resource, Estimate Report, dated December 16, 1998.  In CMM files.

Miller, Victor, 2002, Refugio Resources and Reserves, Memorandum to Rick Dye dated February 20 2002,  in Kinross files.

Muntean, J. L., 1998, Magmatic-hydrothermal gold deposits of the Maricunga Belt, Northern Chile: Stanford University, Ph. D. dissertation, 407 p.

Kinross Gold Corporation
Refugio Mine Technical Report

Muntean, J. L. and Einaudi, M. T., 2000, Porphyry gold deposits of the Refugio District, Maricunga Belt, Northern Chile: Economic Geology, v. 95, pp. 1445-1472.

Muntean, J.L. and Einaudi, M.T. 2001. Porphyry Epithermal Transition: Maricunga Belt, Northern Chile. Economic Geology, v 96, pp 743-772.

Pritting, J, Geologic Summary of the Pancho Project, Refugio District, Chile, May 2003.

Romero, Ivan, 2000, Informe de Cierre Temporal de Actividades Cia Minera Maricunga, Noviembre de 2000, Modificacado enero 9 2001. In CMM files

Romero, Ivan, 2001, Programa de Termino de Geologia y Planificacion Mina. In CMM files

Scott, Brian, 1998, Trip to Refugio-Jan 12-22, 1998, Bema Gold Corporation Memorandum to Tom Garagan,  in CMM files.

Scott, Brian, 1999, Deep Verde Drilling, Consolidated Westview Resources Memorandum to Tom Garagan, dated April 23, 1999, in CMM files.

Scott, Brian, 1999b, Refugio Metallurgical Info 1991 - 1998, Bema Gold Corporation Memorandum to Tom Garagan, dated August 31. in CMM files.

Scott, Brian, 2000, Refugio - Met Program 2000 - Geologic Observations, Bema Gold Corp. Memorandum to Tom Garagan, in CMM files.

Sillitoe, R.S., 1991. Gold Metallogeny of Chile, An Introduction. Economic Geology v.86, pp 1187-1205.

Kinross Gold Corporation
Refugio Mine Technical Report

Sillitoe, R. H. and Camus, F., 1991, A special issues devoted to gold deposits in the Chilean Andes: Economic Geology, v. 86, no. 6. NOTE: contains papers on the Refugio gold deposits and the Maricunga Gold Belt.

Spiteri, J. G. and Cohoon, G. A., 2002, Report on resources Verde deposits Refugio, Chile (draft): Spiteri Geological and Mining Consultants Inc., unpublished report for Kinross Gold Corp., 101 p.

SNC-Lavalin, Pre-Feasibility Study, Refugio Project, September, 2003

SNC-Lavalin, Refugio Mine Metallurgical Summary, December, 2003

Strusievici, Mihai 1998,  A Review of the Geology of Verde Gold Deposit, Preliminary Conclusions - Implication in the Resource Model, in CMM files

Strusievici, M., 1999, Geological report, mineralization model of Verde - targets for mine site exploration: Compania Minera Maricunga, unpublished report with geologic map, 24 p. NOTE: Describes the staff geologic mapping for the 1999 Verde pit maps.

Strusievici, M., et al., 1999, Geologic maps Verde deposit: Compania Minera Maricunga, unpublished geologic map (1:1,000). NOTE: The map is the product of a 1998 pit mapping project by CMM staff including geologists Crawford, K., Duran, Mauricio, and Urrutia, Hegel. The map was compiled and interpreted by Strusievici and others. AutoCAD File: Verde Geo.dwg

Vila, T. and Sillitoe, 1991, Gold-rich porphyry systems in the Maricunga Belt, Northern Chile: Economic Geology, v. 86, pp. 1238-1260. NOTE: The paper has a good summary of the exploration history of the Maricunga Belt.

Kinross Gold Corporation
Refugio Mine Technical Report

Williams, S.A., 1997. Petrographic Descriptions, Pancho Project, Refugio District. Consultant’s Report Prepared For Minera Cyprus Chile, Ltda.

Wolverson, N.J. 1997. Pancho Summary Report, 1997. Internal Report, Compania Minera Maricunga.

Kinross Gold Corporation
Refugio Mine Technical Report

22.0	DATE AND SIGNATURE PAGE

The undersigned prepared this Technical report, titled NI-43-101 Technical Report for the Refugio Gold Mine, dated 31 December 2006. The format and content of the report are intended to conform to Form 43-101F1 of the National Instrument (NI 43-101) of the Canadian Securities Administrators.

Signed and Sealed

Maryse Bélanger    30 March 2007

Kinross Gold Corporation
Refugio Mine Technical Report

23.0	ADDITIONAL REQUIREMENTS FOR OPERATING PROPERTIES

23.1	Mining Operations

The Refugio Mine is an operating mine with significant infrastructure in place. The reserve estimates presented in this document are sufficient to support the operation for 14 years based on daily production of 45,000 tpd.

Refugio production re-opened in October 2005 and achieved its targeted production rate of 14 million tonnes per year (40,000 tonnes per day) in late 2005. The mine operates two 12-hour shifts per day for 355 days annually allowing for inclement weather interruptions. Final pit design for Verde and Pancho assumed 10 meter bench heights, bench face angles of 65° to 70°, berm widths of 8 to 11 meters, berm interval of 20 meters, inter-ramp angles of 38° to 52.5° and haul road gradient at 10% with a 25 meter road width.

The Refugio gold recovery process consists of a single line primary crushing, fines crushing (secondary and tertiary), heap leach and adsorption and regeneration (“ADR”) plant operation. The process treats 45,000 tonnes per day of dry Refugio ore using primary crushing followed by a secondary and tertiary crushing plant. The crushing plant product is approximately 80% passing 10.5 millimetres. A pad type heap leach and an ADR plant are used for gold recovery.

A comprehensive program of metallurgical testing incorporating bottle roll tests and column leach tests of samples obtained from drilling was established to determine gold recovery and reagent consumption data for the remaining Verde resources and the Pancho resource. Based on the recovery estimates by ore type, process recovery over the mine life averaged 69% of contained gold in the plant feed. Life of mine annual gold production is expected to range from 230,000 to 305,000 ounces on a 100% basis.

The increase in reserve as of December 31, 2006 will require an expansion of the heap leach facility. This report considered the findings of a pre-feasibility study level completed by Dave Prins of PrinZ Mining Services based in Santiago, Chile. The increased reserves will result in the need to permit additional leach pad capacity but this is not considered to be a risk, as the existing permitted space is sufficient for the majority of the remaining reserves.

Kinross Gold Corporation
Refugio Mine Technical Report

23.1.1	Mobile Equipment

The mine operates as a traditional open pit operation. A partial list of the major mine equipment necessary to achieve the planned production rate includes:

3 CAT 994D Front End Loaders

12 CAT 785C Haul Trucks

1 CAT 773E Haul Truck

2 Ingersol Rand 250 mm Rotary Drills

1 ECM 720 Rotary Drill

2 CAT D9R Bulldozers

2 CAT D8R Bulldozer

1 CAT D11R Bulldozer

2 CAT 14H and 16H Motor Graders

1 CAT 834 Wheel Dozer

1 50t Water Truck

1 CAT 330CL Backhoe

Ancillary equipment include fuel and lube trucks, flatbed trucks, portable light towers, and service and welding trucks.

23.1.2	Leach Pad and Plant Infrastructure

The plant facilities were upgraded with all the work completed by October 2005. Key aspects of the upgrade included establishing a 110 km power line to replace the generated power currently at site. Additional capital expenditures went towards replacing certain components to improve availability and throughput of the crushing and conveying system. All equipment and systems are in place and allow for meeting a daily throughput target of 45,000 tpd.

23.2	Recoverability

Metallurgical recovery information is discussed in detail in Section 16 of this report.

Kinross Gold Corporation
Refugio Mine Technical Report

23.3	Markets

Kinross will continue with current marketing arrangements at Refugio and does not envision any concerns related to marketing doré.

23.4	Contracts

Smelting, refining, handling and sales charges are within industry standards.

23.5	Environmental Considerations

A reclamation plan for the current mine disturbance was approved in 2002, based on the commitments made in the original environmental impact assessment for the site (1994). The plan addressed physical activities, such as earthworks, but did not address chemical closure of the heap. A closure plan for chemical stabilization of the heap has been prepared and has been submitted to the regulatory authorities in the form of a Declaration of Impact to the Environment (“DIA”). The regulatory agencies are currently considering the Company’s proposed chemical stabilization approach and further discussions with agencies are expected prior to a decision regarding the chemical stabilization plan. The agencies consider submittal of the chemical stabilization DIA as meeting the commitments in the original environmental impact

Kinross’ 50% share of the net present value of future cash outflows for site restoration costs at Refugio under CICA Handbook Section 3110, as at December 31, 2006, are estimated at approximately US $2.2 million. There is no requirement to post financial assurance to secure site restoration costs in Chile at present.

The increased reserves will result in the need to permit additional leach pad capacity but this is not considered to be a risk, as the existing permitted space is sufficient for the majority of the remaining reserves.

23.6	Operating Costs

Operating cost estimates were originally prepared based on first-principles and verified to historical mine operating costs available for the project. Operating costs used in this report are consistent with present operating experience. They are updated on a regular basis with a full cost review completed in September 2006.

Kinross Gold Corporation
Refugio Mine Technical Report

A detailed 2007 and LOM budget has been developed for the mine based on an actual operating cost history and projected future performance. Current operating costs are similar to most mines of this size and equipment age and are presented in Table 23-1.

Table 23-1: 2006 Actual Operating Costs - Refugio

Item	2006 Actual Cost
Ktonnes Mined	26,841
Ktonnes Milled	0
Ktonnes to Leach	14,721
Mining cost ($/tonne mined)	$0.82
Mining cost ($/tonne processed)	$1.49
Milling cost ($/tonne processed)	$0.00
Leaching cost ($/tonne processed)	$2.85
G&A ($/tonne processed)	$0.95

23.7	Economic Analyses

The discounted cash flow analysis indicates that the mine generates a positive cash flow. The details of the economic and sensitivity analyses are considered by Kinross to be confidential information. The economic models are considered as complete, reasonable, and meeting generally accepted industry standards. This information is available and individuals seeking to review these models must request and sign a confidentiality agreement with Kinross Gold Corporation.

23.8	Payback

This is not applicable to the producing operation.

23.9	Mine Life

A complete Life-of-Mine plan was prepared based on the estimated reserves. The reserves are sufficient to support gold production until 2020.